



CARNIVAL
CORPORATION&PLC

File NO
1-09610

2008 ANNUAL REPORT

HIGHLIGHTS

	2008	2007	2006	2005
	(in millions, except per share amounts and other operating data)			
Revenues	**$ 14,646**	$ 13,033	$ 11,839	$ 11,094
Net Income	**$ 2,330**	$ 2,408	$ 2,279	$ 2,253
Earnings Per Share	**$ 2.90**	$ 2.95	$ 2.77	$ 2.70
Total Assets[a]	**$ 33,400**	$ 34,181	$ 30,552	$ 28,349

Other Operating Data

	2008	2007	2006	2005
Passengers Carried (in thousands)	**8,183**	7,672	7,008	6,848
Passenger Capacity[a][b]	**169,040**	158,352	143,676	136,960
Number of Ships[a]	**88**	85	81	79
Number of Employees[a]	**86,000**	81,000	75,000	71,000

(a) As of the end of the year.

(b) Passenger capacity is calculated on two passengers per cabin.

To Our Shareholders:

Overall, 2008 was a challenging but successful year for Carnival Corporation & plc. We posted net income of $2.3 billion, or $2.90 per share, during one of the most trying economic climates in modern history and maintained our position as the world's most profitable vacation company. Our earnings for 2008, which were roughly in line with the prior year, had strong revenue growth offset by skyrocketing fuel prices. This speaks volumes about our ability to weather difficult economic times as well as extraordinary increases in fuel prices.

A Challenging but Successful Year

Revenues for the year increased 12 percent to $14.6 billion – the highest in our company's history. A record 8 million guests sailed on Carnival Corporation & plc brand vessels which visited all seven continents. We expanded capacity by 9 percent, providing consumers with exciting new cruise vacation options. Our commitment to new ship construction played a key role in driving this growth. In 2008, Carnival brands launched six spectacular new cruise ships – Cunard Line's *Queen Victoria*, P&O Cruises' *Ventura*, AIDA Cruises' *AIDAbella*, Princess Cruises' *Ruby Princess*, Holland America Line's *Eurodam* and Carnival Cruise Lines' *Carnival Splendor* – each of which was introduced with great fanfare.

Globally, most of our brands performed well, resulting in a 3.7 percent increase in corporate-wide net revenue yields for 2008. Our North American brands realized higher ticket prices as consumers recognized the incredible value they offer, particularly for shorter value-oriented Caribbean cruises. Our European brands absorbed significant capacity growth of 21 percent and were bolstered by the stronger euro.

Cost controls also played an important role during 2008. Each of our operating companies demonstrated a continuation of our established cost-containment efforts. Despite significant inflationary pressures earlier in the year, our costs on a unit basis, excluding fuel, remained flat for the year. Our ongoing focus on fuel conservation translated into measurable savings. However, fuel prices rose 55 percent and cost the company $626 million more than in 2007.

Cash Flow and Corporate Liquidity

An unprecedented global liquidity crisis unfolded during 2008, severely constraining access to capital for all companies. In October we suspended the quarterly dividend in response to the highly volatile state of the financial markets. Although our cash flow remains strong, we believe it is prudent to preserve cash in light of the unusually high cost of new capital, concerns about financial institution liquidity and the uncertain global economy. This decision will strengthen our balance sheet and enhance our financial flexibility.

The dividend suspension results in an annualized cash savings of $1.3 billion and will provide significant liquidity to enable us to fund our 2009 capacity growth without the need to access the capital markets. We intend to maintain the suspension throughout 2009, but will revisit that decision during the year. The capital markets continue to be extraordinarily expensive, even for solid investment grade–rated companies like Carnival. However, we recently have obtained and will continue to opportunistically seek out lower-cost capital to bolster corporate liquidity.

Weathering 2009

Given the unprecedented economic turmoil of 2008, it is not surprising that 2009 is shaping up to be another challenging year. This is true not only for Carnival, but for the entire travel industry. Yet we remain confident in our company's ability to withstand periods of economic uncertainty and outperform our peers.

Our cruise brands remain relatively resilient to the current economic environment, which is consistent with their historical performance. This is a testament to the strength of our global cruise brands, which are among the most recognized in the world. The value of brand recognition and the consumer confidence it inspires are important assets for us in uncertain economic times.

Although booking volumes have slowed compared to the strong booking levels of a year ago, the favorable value proposition and high guest satisfaction levels versus land-based vacations continue to work in our favor. Consumers continue to plan leisure travel, but appear more cost-conscious, placing greater emphasis on finding the most economical options. A cruise vacation remains an attractive alternative for those seeking the most value for their vacation dollars.

As the low-cost operator in the industry, our lean operating structure is a competitive advantage. Yet without compromising the product, we have embraced even more austere measures to maintain our margins, such as the curtailment of nonessential travel, hiring freezes and even the production of this annual report. We have also renewed our cost-control efforts through cross-brand working groups that identify creative savings opportunities through cooperation and sharing best practices.

Over the years we have positioned the company to weather the acute recessionary period we now face. We have strong cash flows from operations, a solid balance sheet and a secure liquidity position. In addition, we have maintained a high investment grade credit rating. These factors, combined with the outstanding value proposition inherent in a cruise vacation and our efficient cost structure, will be significant assets in the current economic environment. Our brands also have the most talented and experienced management teams in the business. They will play an important role in guiding us through these trying times.

As this letter is being written, we are in the midst of what is known as "wave season" in the cruise industry – perhaps the busiest, most important booking period of the year. As we had anticipated, people continue to book cruise vacations, but not surprisingly, they are looking for the best value possible. Our brands are responding with a variety of pricing initiatives that seem to be working. Based on these trends we are forecasting lower net revenue yields in 2009. However, the reduction in ticket prices is expected to be partially offset by lower fuel costs. Overall, we are expecting earnings to be below last year. Although we are certainly not immune to this recession, I remain confident that we will perform well.

Focused on the Long Term

We believe the cruise industry is a vastly under-penetrated segment of the global travel market and remain steadfast in our long-term commitment to expand our worldwide presence. This is not only true in the established North American region where just over 3 percent of the population cruises annually, but even more so in Europe, where cruising is just now becoming recognized as a mainstream vacation option, and the Asia Pacific region, where cruising is just emerging. Our efforts to expand our presence globally are yielding results, as 50 percent of our revenues now are from guests sourced outside the United States.

With $9 billion of vessels on order, we are well positioned to grow our global footprint. We have assembled our order book of 17 new ships with a disciplined and rational approach to capitalize on this market opportunity. In 2009, Carnival Corporation & plc's fleet capacity will expand another 5.5 percent with the debut of five new ships – AIDA Cruises' *AIDAluna*, Costa Cruises' *Costa Luminosa* and *Costa Pacifica*, The Yachts of Seabourn's *Seabourn Odyssey* and Carnival Cruise Lines' *Carnival Dream*. The remaining 12 ships are scheduled for delivery between 2010 and 2012. The vast majority of this capacity is destined for our European brands, which hold the greatest potential for growth in the near-term.

In addition to introducing new ships for our North American and European brands in 2009, for the first time we also will have four ships operating in Australia and two in Asia. Furthermore, in late 2009 and 2010, we will transfer the two ships currently operating under our Ocean Village brand in the U.K. to the P&O Cruises Australia fleet to capitalize on the growth potential of the Australia and New Zealand region. This demonstrates our continued commitment to rationalize our portfolio by focusing on those brands that hold the greatest growth potential.

Sustainability Commitment

We continue to strengthen our commitment to be better stewards of the environment. By applying the principles of sustainability, we are stimulating technological innovation and improving our competitiveness.

We actively contribute to the cruise industry's efforts to address climate change. By increasing our ships' fuel efficiency, we can reduce carbon emissions while reducing fuel consumption and cost. In addition, we publicly disclosed our carbon footprint via the Carbon Disclosure Project and were named to the Carbon Disclosure Leadership Index. We will continue to be proactive in further reducing our footprint.

We continue to improve transparency in sustainability reporting to our stakeholders and the public, and are now publishing our fourth annual Environmental Management Report. Two of our operating companies, Costa and AIDA, have published Sustainability Reports. Following their example, we are expanding sustainability reporting to the entire organization and implementing plans for each operating company to produce a public Sustainability Report in 2010.

Words of Thanks

I would like to thank all of our employees, both aboard our ships and in shoreside offices worldwide, for their outstanding commitment and hard work throughout the year. I also would like to express my appreciation to Carnival Corporation & plc's board of directors for their guidance and support.

And, finally, I would like to thank our valued shareholders who share our conviction in the continued success of our company, as well as the millions of guests who choose a Carnival brand for their vacations. We hope to welcome you aboard our ships again soon.



Sincerely,
Micky Arison
Chairman and CEO



CARNIVAL
CORPORATION & PLC
SHAREHOLDER BENEFIT

Carnival Corporation & plc is pleased to extend the following benefit to our shareholders:

	North American Brands	United Kingdom Brands	Continental European Brands	Australian Brand
Onboard credit per stateroom on sailings of 14 days or longer	US $250	£125	€200	AUD 250
Onboard credit per stateroom on sailings of 7 to 13 days+	US $100	£ 50	€ 75	AUD 100
Onboard credit per stateroom on sailings of 6 days or less	US $ 50	£ 25	€ 40	AUD 50

The benefit is applicable on sailings through July 31, 2010 aboard the brands listed below. Certain restrictions apply. Applications to receive these benefits must be made prior to cruise departure date.

This benefit is available to shareholders holding a minimum of 100 shares of Carnival Corporation or Carnival plc. Employees, travel agents cruising at travel agent rates, tour conductors or anyone cruising on a reduced-rate or complimentary basis are excluded from this offer. This benefit is not transferable and cannot be used for casino credits/charges and gratuities charged to your onboard account. Only one onboard credit per shareholder-occupied stateroom. Reservations must be made by February 28, 2010.

Please provide your name, reservation number, ship and sailing date, along with proof of ownership of Carnival Corporation or Carnival plc shares (i.e., photocopy of shareholder proxy card, shares certificate or a current brokerage or nominee statement) and the initial deposit to your travel agent or to the cruise line you have selected.

North American Brands

Carnival Cruise Lines
Guest Solutions Administration Supervisor
Guest Services
3655 N.W. 87th Avenue
Miami, FL 33178
Tel 800-438-6744 ext. 70041
Fax 305-406-6477

Princess Cruises*
Yield Management
24844 Avenue Rockefeller
Santa Clarita, CA 91355
Tel 800-872-6779 ext. 30305
Fax 661-753-0180

Holland America Line
World Cruise Reservations
300 Elliott Avenue West
Seattle, WA 98119
Tel 800-522-3399
Fax 206-281-0627

The Yachts of Seabourn
Guest Services
6100 Blue Lagoon Drive
Suite 400
Miami, FL 33126
Tel 800-929-9391
Fax 305-463-3055

Cunard Line*
Yield Management
24844 Avenue Rockefeller
Santa Clarita, CA 91355
Tel 800-872-6779 ext. 30305
Fax 661-753-0180

Costa Cruises*
Manager of Reservations
200 S. Park Road, Suite 200
Hollywood, FL 33021
Tel 800-462-6782 ext. 5791
Fax 954-266-5868

United Kingdom Brands

P&O Cruises
Reservations Manager
Carnival UK
Carnival House
100 Harbour Parade
Southampton
SO15 1ST
United Kingdom
Tel 44 (0) 238 065 7681
Fax 44 (0) 238 065 7360

Princess Cruises*
Reservations Manager
Carnival UK
Carnival House
100 Harbour Parade
Southampton
SO15 1ST
United Kingdom
Tel 44 (0) 238 065 7681
Fax 44 (0) 238 065 7360

Ocean Village
Reservations Manager
Carnival UK
Carnival House
100 Harbour Parade
Southampton
SO15 1ST
United Kingdom
Tel 44 (0) 238 065 7681
Fax 44 (0) 238 065 7360

Cunard Line*
Reservations Manager
Carnival UK
Carnival House
100 Harbour Parade
Southampton
SO15 1ST
United Kingdom
Tel 44 (0) 238 065 7681
Fax 44 (0) 238 065 7360

Continental European Brands

Costa Cruises*
Manager of Reservation
Via XII Ottobre, 2
16121 Genoa, Italy
Tel: 39 010 548 3853
Fax: 39 010 548 3890

Aida Cruises
Manager of Reservations
Am Strande 3d
18055 Rostock, Germany
Tel 49 (0) 381 444 7540
Fax 49 (0) 381 444 96 6040

Ibero Cruises
Reservations Manager
Ciudad Empresaria Adequa
Avda. de Burgos 89; 4º
28050 Madrid, Spain
Tel 34 91 334 9350
Fax 34 91 768 1997

Australian Brand

P&O Cruises Australia
Reservations Manager
Locked Bag 1014
St. Leonards NSW 1590
Tel 61 2 8424 8800
Fax 61 2 8424 9161

+Includes Cunard 6 day transatlantic crossings

*The onboard credit for Cunard Line, Princess Cruises and Costa Cruises is determined based on the operational Currency onboard the vessel

CARNIVAL CORPORATION & PLC
CONSOLIDATED STATEMENTS OF OPERATIONS
(in millions, except per share data)

	Years Ended November 30,		
	2008	2007	2006
Revenues			
Cruise			
Passenger tickets	$11,210	$ 9,792	$ 8,903
Onboard and other	3,044	2,846	2,514
Other	392	395	422
	14,646	13,033	11,839
Costs and Expenses			
Operating			
Cruise			
Commissions, transportation and other	2,232	1,941	1,749
Onboard and other	501	495	453
Fuel	1,774	1,096	935
Payroll and related	1,470	1,336	1,158
Food	856	747	644
Other ship operating	1,913	1,717	1,538
Other	293	296	314
Total	9,039	7,628	6,791
Selling and administrative	1,629	1,579	1,447
Depreciation and amortization	1,249	1,101	988
	11,917	10,308	9,226
Operating Income	2,729	2,725	2,613
Nonoperating (Expense) Income			
Interest income	35	67	25
Interest expense, net of capitalized interest	(414)	(367)	(312)
Other income (expense), net	27	(1)	(8)
	(352)	(301)	(295)
Income Before Income Taxes	2,377	2,424	2,318
Income Tax Expense, Net	(47)	(16)	(39)
Net Income	$ 2,330	$ 2,408	$ 2,279
Earnings Per Share			
Basic	$ 2.96	$ 3.04	$ 2.85
Diluted	$ 2.90	$ 2.95	$ 2.77
Dividends Per Share	$ 1.60	$ 1.375	$ 1.025

The accompanying notes are an integral part of these consolidated financial statements.

CARNIVAL CORPORATION & PLC
CONSOLIDATED BALANCE SHEETS
(in millions, except par values)

	November 30, 2008	November 30, 2007
ASSETS		
Current Assets		
Cash and cash equivalents	$ 650	$ 943
Trade and other receivables, net	418	436
Inventories	315	331
Prepaid expenses and other	267	266
Total current assets	1,650	1,976
Property and Equipment, Net	26,457	26,639
Goodwill	3,266	3,610
Trademarks	1,294	1,393
Other Assets	733	563
	$33,400	$34,181
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Short-term borrowings	$ 256	$ 115
Current portion of long-term debt	1,081	1,028
Convertible debt subject to current put options	271	1,396
Accounts payable	512	561
Accrued liabilities and other	1,142	1,353
Customer deposits	2,519	2,807
Total current liabilities	5,781	7,260
Long-Term Debt	7,735	6,313
Other Long-Term Liabilities and Deferred Income	786	645
Commitments and Contingencies (Notes 6 and 7)		
Shareholders' Equity		
Common stock of Carnival Corporation; $.01 par value; 1,960 shares authorized; 643 shares at 2008 and 2007 issued	6	6
Ordinary shares of Carnival plc; $1.66 par value; 226 shares authorized; 213 shares at 2008 and 2007 issued	354	354
Additional paid-in capital	7,677	7,599
Retained earnings	13,980	12,921
Accumulated other comprehensive (loss) income	(623)	1,296
Treasury stock; 19 shares at 2008 and 2007 of Carnival Corporation and 52 shares at 2008 and 50 shares at 2007 of Carnival plc, at cost	(2,296)	(2,213)
Total shareholders' equity	19,098	19,963
	$33,400	$34,181

The accompanying notes are an integral part of these consolidated financial statements.

CARNIVAL CORPORATION & PLC
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)

	Years Ended November 30,		
	2008	2007	2006
OPERATING ACTIVITIES			
Net income	$ 2,330	$ 2,408	$ 2,279
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation and amortization	1,249	1,101	988
Share-based compensation	50	64	68
Other	(37)	26	19
Changes in operating assets and liabilities, excluding businesses acquired and sold			
Receivables	(70)	(119)	118
Inventories	(8)	(57)	(5)
Prepaid expenses and other	(18)	(56)	6
Accounts payable	(66)	109	(53)
Accrued and other liabilities	37	163	(11)
Customer deposits	(76)	430	224
Net cash provided by operating activities	3,391	4,069	3,633
INVESTING ACTIVITIES			
Additions to property and equipment	(3,353)	(3,312)	(2,480)
Purchases of short-term investments	(4)	(2,098)	(18)
Sales of short-term investments	11	2,078	6
Acquisition of business, net of cash acquired and sales of businesses		(339)	
Other, net	91	(75)	49
Net cash used in investing activities	(3,255)	(3,746)	(2,443)
FINANCING ACTIVITIES			
Principal repayments of Facility	(4,237)	(135)	(324)
Proceeds from Facility	4,109	1,086	326
Proceeds from issuance of other long-term debt	2,243	2,654	2,241
Principal repayments of other long-term debt	(1,211)	(1,656)	(2,537)
Proceeds from (repayments of) short-term borrowings, net	138	(1,281)	659
Dividends paid	(1,261)	(990)	(803)
Purchases of treasury stock, net	(83)	(326)	(841)
Other, net	(13)	44	67
Net cash used in financing activities	(315)	(604)	(1,212)
Effect of exchange rate changes on cash and cash equivalents	(114)	61	7
Net decrease in cash and cash equivalents	(293)	(220)	(15)
Cash and cash equivalents at beginning of year	943	1,163	1,178
Cash and cash equivalents at end of year	$ 650	$ 943	$ 1,163

The accompanying notes are an integral part of these consolidated financial statements.

CARNIVAL CORPORATION & PLC
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(in millions)

	Common stock	Ordinary shares	Additional paid-in capital	Retained earnings	Unearned stock compen-sation	Accumulated other comprehensive (loss) income	Treasury stock	Total share-holders' equity
Balances at November 30, 2005	$6	$353	$7,381	$10,141	$(13)	$ 159	$(1,144)	$16,883
Adoption of SFAS No. 123(R) (Note 12)			(13)		13			
Comprehensive income:								
Net income				2,279				2,279
Foreign currency translation adjustment						496		496
Minimum pension liability adjustments						2		2
Changes related to cash flow derivative hedges, net						4		4
Total comprehensive income								2,781
Cash dividends declared				(820)				(820)
Purchases of treasury stock							(837)	(837)
Other	—	1	111				91	203
Balances at November 30, 2006	6	354	7,479	11,600		661	(1,890)	18,210
Comprehensive income:								
Net income				2,408				2,408
Foreign currency translation adjustment						649		649
Unrealized loss on marketable security						(5)		(5)
Minimum pension liability adjustments						(8)		(8)
Changes related to cash flow derivative hedges, net						6		6
Total comprehensive income								3,050
Cash dividends declared				(1,087)				(1,087)
Purchases of treasury stock							(326)	(326)
Other			120				3	123
Adoption of SFAS No. 158 (Note 12)	—					(7)		(7)
Balances at November 30, 2007	6	354	7,599	12,921		1,296	(2,213)	19,963
Adoption of FIN 48 (Note 8)				(11)				(11)
Comprehensive income:								
Net income				2,330				2,330
Foreign currency translation adjustment						(1,816)		(1,816)
Unrealized loss on marketable security						(15)		(15)
Pension liability adjustments						(3)		(3)
Changes related to cash flow derivative hedges, net						(85)		(85)
Total comprehensive income								411
Cash dividends declared				(1,260)				(1,260)
Purchases of treasury stock, net							(83)	(83)
Other	—		78					78
Balances at November 30, 2008	$6	$354	$7,677	$13,980	$	$ (623)	$(2,296)	$19,098

The accompanying notes are an integral part of these consolidated financial statements.

CARNIVAL CORPORATION & PLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – General

Description of Business

Carnival Corporation is incorporated in Panama, and Carnival plc is incorporated in England and Wales. Carnival Corporation and Carnival plc operate a dual listed company ("DLC"), whereby the businesses of Carnival Corporation and Carnival plc are combined through a number of contracts and through provisions in Carnival Corporation's articles of incorporation and by-laws and Carnival plc's memorandum of association and articles of association. The two companies operate as if they are a single economic enterprise, but each has retained its separate legal identity. Each company's shares are publicly traded; on the New York Stock Exchange ("NYSE") for Carnival Corporation and the London Stock Exchange for Carnival plc. In addition, Carnival plc American Depository Shares are traded on the NYSE. See Note 3.

The accompanying consolidated financial statements include the accounts of Carnival Corporation and Carnival plc and their respective subsidiaries. Together with their consolidated subsidiaries they are referred to collectively in these consolidated financial statements and elsewhere in this 2008 Annual Report as "Carnival Corporation & plc," "our," "us," and "we."

We are the largest cruise company and one of the largest vacation companies in the world. As of November 30, 2008, a summary by brand of our passenger capacity, the number of cruise ships we operate, and the primary areas in which they are marketed is as follows:

Cruise Brand	Passenger Capacity(a)	Number of Cruise Ships	Primary Market
Carnival Cruise Lines	52,286	22	North America
Princess Cruises ("Princess")	37,532	17	North America
Costa Cruises ("Costa")	23,196	12	Europe
Holland America Line	21,088	14	North America
P&O Cruises	11,998	6	United Kingdom
AIDA Cruises ("AIDA")	7,812	5	Germany
Cunard Line ("Cunard")	4,572	2	United Kingdom and North America
Ibero Cruises ("Ibero")	3,570	3	Spain and Brazil
Ocean Village(b)	3,286	2	United Kingdom
P&O Cruises Australia	3,076	2	Australia and New Zealand
The Yachts of Seabourn ("Seabourn")	624	3	North America
	169,040	88	

(a) In accordance with cruise industry practice, passenger capacity is calculated based on two passengers per cabin even though some cabins can accommodate three or more passengers.

(b) The Ocean Village brand will be phased-out with the transfer of its ships to P&O Cruises Australia in November 2009 and November 2010.

Preparation of Financial Statements

The preparation of our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the amounts reported and disclosed in our financial statements. Actual results could differ from these estimates. All significant intercompany balances and transactions are eliminated in consolidation.

NOTE 2 – Summary of Significant Accounting Policies

Basis of Presentation

We consolidate entities over which we have control (see Notes 3 and 15), as typically evidenced by a direct ownership interest of greater than 50%. For affiliates where significant influence over financial and operating policies exists, as typically evidenced by a direct ownership interest from 20% to 50%, the investment is accounted for using the equity method.

Cash and Cash Equivalents

Cash and cash equivalents include investments with maturities of three months or less at acquisition, which are stated at cost. At November 30, 2008 and 2007, cash and cash equivalents are comprised of cash on hand, money market funds and time deposits.

Marketable Securities

We account for our marketable security investments as trading, available-for-sale or held-to-maturity securities. As of November 30, 2008 and 2007, our marketable security investments were not significant and we had $20 million and $5 million of unrealized holding losses at such dates, respectively. All income generated from these investments is recorded as interest income.

Purchases and sales of short-term investments included in our 2007 Consolidated Statement of Cash Flows consisted of investments with original maturities greater than three months with variable interest rates, which typically reset every 28 days. Despite the long-term nature of their stated contractual maturities, prior to November 30, 2007 we had the ability to quickly liquidate these securities so they were considered short-term investments.

Inventories

Inventories consist primarily of food and beverage provisions, hotel supplies, fuel and gift shop and art merchandise held for resale, which are all carried at the lower of cost or market. Cost is determined using the weighted-average or first-in, first-out methods.

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization were computed using the straight-line method over our estimates of average useful lives and residual values, as a percentage of original cost, as follows:

	Residual Values	Years
Ships	15%	30
Ship improvements	0% or 15%	3-28
Buildings and improvements	0-10%	5-35
Computer hardware and software	0-10%	3-7
Transportation equipment and other	0-15%	2-20
Leasehold improvements, including port facilities		Shorter of lease term or related asset life

Ship improvement costs that we believe add value to our ships are capitalized to the ships, and depreciated over the improvements' estimated useful lives, while costs of repairs and maintenance, including minor improvement costs, are charged to expense as incurred. We capitalize interest as part of acquiring ships and other capital projects during their construction period. The specifically identified or estimated cost and accumulated depreciation of previously capitalized ship components are written off upon replacement.

Dry-dock costs primarily represent planned major maintenance activities that are incurred when a ship is taken out of service for scheduled maintenance. These costs are expensed as incurred.

We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be fully recoverable. The assessment of possible impairment is based on our ability to recover the carrying value of our asset based on our estimate of its undiscounted future cash flows. If these estimated undiscounted future cash flows are less than the carrying value of the asset, an impairment charge is recognized for the excess, if any, of the asset's carrying value over its estimated fair value.

Goodwill and Trademarks

We review our goodwill for impairment annually, and, when events or circumstances dictate, more frequently. All of our goodwill has been allocated to our cruise reporting units. The significant changes to our goodwill carrying amounts since November 30, 2006 were the changes resulting from using different foreign currency translation rates at each balance sheet date, the addition of $161 million of Ibero goodwill in fiscal 2007 (see Note 15), and the $20 million reduction to goodwill in fiscal 2006 resulting from the favorable resolution of certain P&O Princess Cruises plc's ("P&O Princess") tax contingency liabilities that existed at the time of the DLC transaction.

Our goodwill impairment reviews consist of a two-step process. The first step is to determine the fair value of the reporting unit and compare it to the carrying value of the net assets allocated to the reporting unit. Fair values of our reporting units were determined based on our estimates of market values. If this fair value exceeds the carrying value no further analysis or goodwill write-down is required. The second step is required if the fair value of the reporting unit is less than the carrying value of the net assets. In this step the implied fair value of the reporting unit is allocated to all the underlying assets and liabilities, including both recognized and unrecognized tangible and intangible assets, based on their fair values. If necessary, goodwill is then written-down to its implied fair value.

The costs of developing and maintaining our trademarks are expensed as incurred. For certain of our acquisitions we have allocated a portion of the purchase prices to the acquiree's identified trademarks. Trademarks are estimated to have an indefinite useful life and, therefore, are not amortizable, but are reviewed for impairment annually, and, when events or circumstances dictate, more frequently. Our trademarks would be considered impaired if their carrying value exceeds their estimated fair value.

Our annual goodwill and trademark impairment reviews are performed as of July 31st of each year. We determined that we had no goodwill or trademark impairments as of July 31, 2008, 2007 and 2006. Subsequent to July 31, 2008, we do not believe there have been any events or circumstances that would require us to perform interim goodwill or trademark impairment reviews.

Derivative Instruments and Hedging Activities

We utilize derivative and nonderivative financial instruments, such as foreign currency forwards, options and swaps, foreign currency debt obligations and foreign currency cash balances, to manage our exposure to fluctuations in foreign currency exchange rates, and interest rate swaps to manage our interest rate exposure to achieve a desired proportion of variable and fixed rate debt (see Notes 5 and 10).

All derivatives are recorded at fair value, and the changes in fair value are immediately included in earnings if the derivatives do not qualify as effective hedges. If a derivative is a fair value hedge, then changes in the fair value of the derivative are offset against the changes in the fair value of the underlying hedged item. If a derivative is a cash flow hedge, then the effective portion of the changes in the fair value of the derivative are recognized as a component of accumulated other comprehensive income ("AOCI") until the underlying hedged item is recognized in earnings or the forecasted transaction is no longer probable of occurring. If a derivative or a nonderivative financial instrument is designated as a hedge of our net investment in a foreign subsidiary, then changes in the fair value of the financial instrument are recognized as a component of AOCI to offset a portion of the change in the translated value of the net investment being hedged, until the investment is sold or liquidated. We formally document all hedging relationships for all derivative and nonderivative hedges and the underlying hedged items, as well as our risk management objectives and strategies for undertaking the hedge transactions.

We classify the fair value of our derivative contracts and the fair value of our offsetting hedged firm commitments as either current or long-term, which are included in prepaid expenses and other assets and accrued and other liabilities, depending on whether the maturity date of the derivative contract is within or beyond one year from the balance sheet date. The cash flows from derivatives treated as hedges are classified in our Consolidated Statements of Cash Flows in the same category as the item being hedged.

During fiscal 2008, 2007 and 2006, the ineffective portions of our hedges were immaterial. No fair value hedges or cash flow hedges were derecognized or discontinued in fiscal 2008, 2007 or 2006. In addition, the amount of realized net losses or gains from cash flow hedges that were reclassified into earnings during fiscal 2008, 2007 and 2006 were not significant. The amount of estimated cash flow hedges' unrealized net gains or losses which are expected to be reclassified to earnings in the next twelve months is also not significant.

If the shipyard with which we have contracts to build our ships is unable to perform, we would be required to perform under our foreign currency forwards and options related to these shipbuilding contracts. Accordingly, if the shipyard is unable to perform we may have to discontinue the accounting for these currency forwards and options as hedges. However, we believe that the risk of shipyard nonperformance is remote.

Revenue and Expense Recognition

Guest cruise deposits represent unearned revenues and are initially recorded as customer deposit liabilities when received. Customer deposits are subsequently recognized as cruise revenues, together with revenues from onboard and other activities (which include transportation and shore excursion revenues), and all associated direct costs of a voyage are recognized as cruise expenses, upon completion of voyages with durations of ten nights or less and on a pro rata basis for voyages in excess of ten nights. Future travel discount vouchers issued to guests are typically recorded as a reduction of cruise passenger ticket revenues when such vouchers are utilized. Cancellation fees are recognized in cruise passenger ticket revenues at the time of the cancellation.

Our sale to guests of air and other transportation to and from our ships and the related cost of purchasing this service is recorded as cruise passenger ticket revenues and cruise transportation costs, respectively. The proceeds that we collect from the sale of third party shore excursions and on behalf of onboard concessionaires, net of the amounts remitted to them, are recorded as concession revenues, on a net basis, in onboard and other cruise revenues.

Revenues and expenses from our tour and travel services are recognized at the time the services are performed or expenses are incurred.

Port and other taxes assessed on a per guest basis by a government or quasi-governmental entity are excluded from expenses as they are presented on a net basis against the corresponding amounts collected from our guests, which are excluded from revenues.

Insurance/Self-Insurance

We use a combination of insurance and self-insurance for a number of risks including claims related to crew and guests, hull and machinery, war risk, workers' compensation, shoreside employee health, property damage and general liability. Liabilities associated with certain of these risks, including crew and guest claims, are estimated actuarially based on historical claims experience, loss development factors and other assumptions. While we believe the estimated loss amounts accrued are adequate, the ultimate loss may differ from the amounts provided.

Selling and Administrative Expenses

Selling expenses include a broad range of advertising, such as marketing and promotional expenses. Advertising is charged to expense as incurred, except for brochures and media production costs. The brochures and media production costs are recorded as prepaid expenses and charged to expense as consumed or upon the first airing of the advertisement, respectively. Advertising expenses totaled $524 million, $508 million and $464 million in fiscal 2008, 2007 and 2006, respectively. At November 30, 2008 and 2007, the amount of advertising costs included in prepaid expenses was not significant. Administrative expenses represent the costs of our shoreside ship support, reservations and other administrative functions, and include items such as salaries and related benefits, professional fees and occupancy costs, which are typically expensed as incurred.

Foreign Currency Translations and Transactions

We translate the assets and liabilities of our foreign subsidiaries that have functional currencies other than the U.S. dollar at exchange rates in effect at the balance sheet date. Revenues and expenses of these foreign subsidiaries are translated at weighted-average exchange rates for the reporting period. Equity is translated at historical rates and the resulting cumulative foreign currency translation adjustments are included as a component of AOCI. Therefore, the U.S. dollar value of these non-equity translated items in our financial statements will fluctuate from period to period, depending on the changing value of the dollar against these non-U.S. dollar functional currencies.

Exchange gains and losses arising from the remeasurement of monetary assets and liabilities and foreign currency transactions denominated in a currency other than the functional currency of the entity involved are immediately included in nonoperating earnings, unless such assets and liabilities have been designated to act as hedges of ship commitments or net investments in our foreign subsidiaries, respectively. In addition, the unrealized exchange gains or losses on our long-term intercompany receivables denominated in a non-functional currency, which are not expected to be repaid in the foreseeable future and are therefore considered to form part of our net investments, are recorded as a foreign currency translation adjustment, which is included as a component of AOCI. Net foreign currency transaction exchange gains or losses recorded in our earnings were insignificant in fiscal 2008, 2007 and 2006.

Earnings Per Share

Basic earnings per share is computed by dividing net income by the weighted-average number of shares of common stock and ordinary shares outstanding during each period. Diluted earnings per share is computed by dividing adjusted net income by the weighted-average number of shares of common stock and ordinary shares, common stock equivalents and other potentially dilutive securities outstanding during each period. For earnings per share purposes, Carnival Corporation common stock and Carnival plc ordinary shares are considered a single class of shares since they have equivalent rights (see Note 3). All shares that are issuable under our outstanding convertible notes that have contingent share conversion features have been considered outstanding for our diluted earnings per share computations, if dilutive, using the "if converted" method of accounting from the date of issuance.

Share-Based Compensation

Effective December 1, 2005, we adopted the provisions of Statement of Financial Accounting Standard ("SFAS") No. 123 (revised 2004), "Share-Based Payment" ("SFAS No. 123(R)"), which requires us to measure and recognize compensation expense for all share-based compensation awards. We adopted SFAS No. 123(R) using the modified prospective application transition method. Under this method, the share-based compensation cost recognized beginning December 1, 2005 includes compensation cost for (i) all share-based payments granted prior to, but not vested as of, December 1, 2005, based on the grant date fair value originally estimated in accordance with the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123") and (ii) all share-based payments granted subsequent to November 30, 2005, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123(R).

Compensation cost under SFAS No. 123(R) is recognized ratably using the straight-line attribution method over the expected vesting period or to the retirement eligibility date, if less than the vesting period, when vesting is not contingent upon any future performance. In addition, pursuant to SFAS No. 123(R) we are required to estimate the amount of expected forfeitures, which we estimate based on historical forfeiture experience, when calculating compensation cost. If the actual forfeitures that occur are different from the estimate, then we revise our estimates.

Concentrations of Credit Risk

As part of our ongoing control procedures, we monitor concentrations of credit risk associated with financial and other institutions with which we conduct significant business. We seek to minimize credit risk, including counterparty nonperformance primarily associated with our cash equivalents, committed financing facilities, contingent obligations, derivative instruments, insurance contracts and new ship progress payment guarantees by primarily conducting business with large, well-established financial institutions who have long-term credit ratings of A or above, and by diversifying our counterparties. In addition, we have established guidelines regarding credit ratings and investment maturities that we follow to help maintain safety and liquidity. We do not currently anticipate nonperformance by any of our significant counterparties.

We also monitor the creditworthiness of foreign travel agencies and tour operators to which we grant credit terms in the normal course of our business. Concentrations of credit risk associated with these receivables are considered minimal primarily due to their short maturities and the large number of accounts within our customer base. We have experienced only minimal credit losses on our trade receivables. We do not normally require collateral or other security to support normal credit sales. However, we normally do require collateral and/or guarantees to support notes receivable on significant asset sales and new ship progress payments to shipyards.

NOTE 3 – DLC Structure

In 2003, Carnival Corporation and Carnival plc (formerly known as P&O Princess) completed a DLC transaction, which implemented Carnival Corporation & plc's DLC structure. The contracts governing the DLC structure provide that Carnival Corporation and Carnival plc each continue to have separate boards of directors, but the boards and senior executive management of both companies are identical. The amendments to the constituent documents of each of the companies also provide that, on most matters, the holders of the common equity of both companies effectively vote as a single body. On specified matters where the interests of Carnival Corporation's shareholders may differ from the interests of Carnival plc's shareholders (a "class rights action"), each shareholder body will vote separately as a class, such as transactions primarily designed to amend or unwind the DLC structure. Generally, no class rights action will be implemented unless approved by both shareholder bodies.

Upon the closing of the DLC transaction, Carnival Corporation and Carnival plc also executed the Equalization and Governance Agreement, which provides for the equalization of dividends and liquidation distributions based on an equalization ratio and contains provisions relating to the governance of the DLC structure. Because the current equalization ratio is 1 to 1, one Carnival plc ordinary share is entitled to the same distributions, subject to the terms of the Equalization and Governance Agreement, as one share of Carnival Corporation common stock. In a liquidation of either company or both companies, if the hypothetical potential per share liquidation distributions to each company's shareholders are not equivalent, taking into account the relative value of the two companies' assets and the indebtedness of each company, to the extent that one company has greater net assets so that any liquidation distribution to its shareholders would not be equivalent on a per share basis, the company with the ability to make a higher net distribution is required to make a payment to the other company to equalize the possible net distribution to shareholders, subject to certain exceptions.

At the closing of the DLC transaction, Carnival Corporation and Carnival plc also executed deeds of guarantee. Under the terms of Carnival Corporation's deed of guarantee, Carnival Corporation has agreed to guarantee all indebtedness and certain other monetary obligations of Carnival plc that are incurred under agreements entered into on or after the closing date of the DLC transaction. The terms of Carnival plc's deed of guarantee are identical to those of Carnival Corporation's. In addition, Carnival Corporation and Carnival plc have each extended their respective deeds of guarantee to the other's pre-DLC indebtedness and certain other monetary obligations, or alternatively have provided standalone guarantees in lieu of utilization of these deeds of guarantee, thus effectively cross guaranteeing all Carnival Corporation and Carnival plc indebtedness and certain other monetary obligations. Each deed of guarantee provides that the creditors to whom the obligations are owed are intended third party beneficiaries of such deed of guarantee.

The deeds of guarantee are governed and construed in accordance with the laws of the Isle of Man. Subject to the terms of the deeds of guarantee, the holders of indebtedness and other obligations that are subject to the deeds of guarantee will have recourse to both Carnival plc and Carnival Corporation though a Carnival plc creditor must first make written demand on Carnival plc and a Carnival Corporation creditor on Carnival Corporation. Once the written demand is made by letter or other form of notice, the holders of indebtedness or other obligations may immediately commence an action against the relevant guarantor. Accordingly, there is no requirement under the deeds of guarantee to obtain a judgment, take other enforcement actions or wait any period of time prior to taking steps against the relevant guarantor. All actions or proceedings arising out of or in connection with the deeds of guarantee must be exclusively brought in courts in England.

Under the terms of the DLC transaction documents, Carnival Corporation and Carnival plc are permitted to transfer assets between the companies, make loans to or investments in each other and otherwise enter into intercompany transactions. The companies have entered into some of these types of transactions and may enter into additional transactions in the future to take advantage of the flexibility provided by the DLC structure and to operate both companies as a single unified economic enterprise in the most effective manner. In addition, under the terms of the Equalization and Governance Agreement and the deeds of guarantee, the cash flow and assets of one company are required to be used to pay the obligations of the other company, if necessary.

Given the DLC structure as described above, we believe that providing separate financial statements for each of Carnival Corporation and Carnival plc would not present a true and fair view of the economic realities of their operations. Accordingly, separate financial statements for both Carnival Corporation and Carnival plc have not been presented.

Simultaneously with the completion of the DLC transaction, a partial share offer ("PSO") for 20% of Carnival plc's shares was made and accepted, which enabled 20% of Carnival plc shares to be exchanged for 41.7 million Carnival Corporation shares. The 41.7 million shares of Carnival plc held by Carnival Corporation as a result of the PSO, which cost $1.05 billion, are being accounted for as treasury stock in the accompanying balance sheets.

NOTE 4 – Property and Equipment

Property and equipment consisted of the following (in millions):

	November 30,	
	2008	**2007**
Ships	$30,557	$29,324
Ships under construction	707	1,655
	31,264	30,979
Land, buildings and improvements, including leasehold improvements and port facilities	762	717
Computer hardware and software, transportation equipment and other	847	844
Total property and equipment	32,873	32,540
Less accumulated depreciation and amortization	(6,416)	(5,901)
	$26,457	$26,639

Capitalized interest, primarily on our ships under construction, amounted to $52 million, $44 million and $37 million in fiscal 2008, 2007 and 2006, respectively. Ships under construction include progress payments for the construction of these ships, as well as design and engineering fees, capitalized interest, construction oversight costs and various owner supplied items. At November 30, 2008, five ships with an aggregate net book value of $1.9 billion were pledged as collateral pursuant to mortgages related to $817 million of debt and a $423 million contingent obligation (see Notes 5 and 6).

Repairs and maintenance expenses, including minor improvement costs and dry-dock expenses, were $676 million, $597 million and $555 million in fiscal 2008, 2007 and 2006, respectively.

NOTE 5 – Debt

Long-term debt and short-term borrowings consisted of the following (in millions):

	November 30,	
	2008(a)	2007(a)
SECURED LONG-TERM DEBT		
Floating rate export credit facilities, collateralized by four ships, bearing interest from LIBOR plus 1.1% to LIBOR plus 1.3% (3.7% to 4.5%), due through 2015(b)	$ 441	$ 556
Fixed rate export credit facilities, collateralized by two ships, bearing interest at 5.4% and 5.5%, due through 2016(b)	376	378
Other	2	18
Total Secured Long-term Debt	819	952
UNSECURED LONG-TERM DEBT		
Export Credit Facilities		
Fixed rate export credit facilities, bearing interest at 4.2% to 5.0%, due through 2020(c)(d)	2,867	1,724
Euro floating rate export credit facility, bearing interest at EURIBOR plus 0.2% or 5.4%, due through 2019	261	333
Bank Loans		
Fixed rate bank loan, bearing interest at 4.4%, due in 2015(d)(e)	500	
Euro floating rate bank loans, bearing interest at EURIBOR plus 0.2% to 0.3% (3.8% to 4.2%), due through 2010(g)	607	546
Euro fixed rate bank loan, bearing interest at 4.7%, due through 2012	82	122
Revolving Credit Facility (f)(g)		
Loans, bearing interest at LIBOR plus 0.175% or 1.6%	583	240
Euro loans, bearing interest at EURIBOR plus 0.175% or 1.6%	208	779
Private Placement Notes		
Fixed rate notes, bearing interest at 4.9% to 6.0%, due through 2016	229	338
Euro fixed rate notes, bearing interest at 6.7% to 7.3%, due through 2018(d)	236	
Publicly-Traded Notes		
Fixed rate notes, bearing interest at 6.7% to 7.2%, due through 2028	530	731
Euro fixed rate notes, bearing interest at 4.3%, due through 2013	949	1,108
Sterling fixed rate notes, bearing interest at 5.6%, due in 2012	320	437
Publicly-Traded Convertible Notes		
Notes, bearing interest at 2%, due in 2021, with next put option in 2011	595	595
Notes, bearing interest at 4.6%, net of discount, with a 2008 face value of $422 million, due in 2033, with next put option in 2009	271	575
Zero-coupon notes, net of discount		226
Other	30	31
Total Unsecured Long-term Debt	8,268	7,785
UNSECURED SHORT-TERM BORROWINGS		
Euro bank loans, with weighted-average interest rates of 4.3%, due through January 2009	244	100
Bank loans, with weighted-average interest rates of 5.3%, repaid in December 2008	12	15
Total Unsecured Short-term Borrowings	256	115
Total Unsecured Debt	8,524	7,900
Total Debt	9,343	8,852
Less short-term borrowings	(256)	(115)
Less current portion of long-term debt	(1,081)	(1,028)
Less convertible debt subject to current put options	(271)	(1,396)
Total Long-term Debt	$ 7,735	$ 6,313

(See next page for footnotes.)

(a) All interest rates are as of November 30, 2008. At November 30, 2008, 62%, 30% and 8% (53%, 37% and 10% at November 30, 2007) of our debt was U.S. dollar, euro and sterling- denominated, respectively, including the effect of foreign currency swaps. At November 30, 2008, 74% and 26% (69% and 31% at November 30, 2007) of our debt bore fixed and variable interest rates, including the effect of interest rate swaps, respectively. Substantially all of our debt agreements contain one or more of the following financial covenants that require us, among other things, to maintain minimum debt service coverage and minimum shareholders' equity and to limit our debt to capital and debt to equity ratios and the amounts of our secured assets and secured and other indebtedness. Generally, if an event of default under any debt agreement occurs, then pursuant to cross default acceleration clauses, substantially all of our outstanding debt and derivative contract payables (see Note 10) could become due, and all debt and derivative contracts could be terminated. At November 30, 2008, we believe we were in compliance with all of our debt covenants.

(b) A portion of two Princess ships has been financed with export credit facilities having both fixed and variable interest rate components.

(c) In 2008, we borrowed $523 million, $443 million and $353 million under three export credit facilities, which proceeds were used to pay a portion of *Ventura*, *Carnival Splendor* and *Ruby Princess* purchase prices, respectively. These facilities bear an aggregate weighted-average interest rate of 4.3% at November 30, 2008, and are repayable in semi-annual installments through 2020.

(d) Includes an aggregate $3.1 billion of debt whose interest rate will increase upon a reduction in the senior unsecured credit ratings of Carnival Corporation or Carnival plc from A-/A3 to BBB/Baa2 and will increase further upon additional credit rating reductions, exclusive of the amount shown in Note(g).

(e) In June 2008, we borrowed $500 million, of which a portion of the proceeds were effectively used to pay a portion of *Eurodam's* purchase price. The loan principal is due in seven years and interest is paid semi-annually. The lenders have a one-time option on the third anniversary of the loan to elect to switch the interest rate to a floating rate of LIBOR plus 55 basis points ("bps").

(f) Carnival Corporation, Carnival plc and certain of Carnival plc's subsidiaries are parties to an unsecured multi-currency revolving credit facility for $2.0 billion (comprised of $1.2 billion, €400 million and £200 million) (the "Facility"). Under the Facility we can draw loans in U.S. dollars, euros and sterling.

(g) Includes an aggregate $1.4 billion of debt whose interest rate and, in the case of the Facility, its commitment fees, will increase upon a reduction in the senior unsecured credit ratings of Carnival Corporation or Carnival plc from A-/A3 to BBB+/Baa1 and will increase further upon additional credit rating reductions.

At November 30, 2008, the scheduled annual maturities of our debt was as follows (in millions):

	2009	2010	2011	2012	2013	There-after
Short-term borrowings	$ 256					
Facility	649			$ 142		
Convertible notes	271		$ 595			
Other long-term notes	432	$1,001	432	934	$1,357	$3,274
Total	$1,608	$1,001	$1,027	$1,076	$1,357	$3,274

Debt issuance costs are generally amortized to interest expense using the straight-line method, which approximates the effective interest method, over the term of the notes or the noteholders first put option date, whichever is earlier. In addition, all debt issue discounts are amortized to interest expense using the effective interest rate method over the term of the notes.

Revolving Credit Facilities

We are required to pay a commitment fee of 30% of the margin per annum on the undrawn portion of the Facility. If more than 50% of the Facility is drawn, we will incur an additional 5 bps utilization fee on the total amount outstanding. All of the Facility matures in October 2012, except for $39 million which matures in October 2011. At November 30, 2008, $1.2 billion was available under the Facility, using the November 30, 2008 exchange rates.

At November 30, 2008, we also had $660 million available under two other revolving credit facilities. The first facility of $470 million was to mature on December 31, 2008, but was terminated earlier in December 2008. The second euro-denominated facility is for $190 million (€150 million based on the November 30, 2008 exchange rate), and matures in November 2011.

In December 2008, we entered into a $100 million unsecured revolving credit facility, which matures in January 2012.

Convertible Notes

At November 30, 2008, Carnival Corporation's 2% convertible notes ("2% Notes") and 1.75% convertible notes ("1.75% Notes") are convertible into 15.2 million shares and 5.1 million shares (a maximum of 9.9 million shares if certain Carnival Corporation share prices are achieved) of Carnival Corporation common stock, respectively.

The 2% Notes are convertible at a conversion price of $39.14 per share, subject to adjustment, during any fiscal quarter for which the closing price of the Carnival Corporation common stock is greater than $43.05 per share for a defined duration of time in the preceding fiscal quarter. The conditions for conversion of the 2% Notes were not satisfied during 2008, however they were satisfied throughout 2007, and during the first and last quarters of fiscal 2006. Since their issuance in 2000, only a nominal amount of our 2% Notes have been converted.

The 1.75% Notes are convertible at a conversion price of $53.65 per share, subject to adjustment, during any fiscal quarter for which the closing price of the Carnival Corporation common stock is greater than a specified trigger price for a defined duration of time in the preceding fiscal quarter. During the fiscal quarters ending from August 31, 2003 through April 29, 2008, the trigger price was $63.73 per share. Since April 29, 2008, this conversion trigger price has been increasing each quarter based on an annual rate of 1.75%, until maturity. The conditions for conversion of the 1.75% Notes have not yet been satisfied. In addition, holders may also surrender the 1.75% Notes for conversion if the 1.75% Notes credit rating is Baa3 or lower by Moody's Investors Service and BBB- or lower by Standard & Poor's Rating Services. Since April 30, 2008, the 1.75% Notes have no longer required a 1.75% cash interest payment, but interest has begun to accrete at a 1.75% yield to maturity.

In April 2008, we amended the terms of the 1.75% Notes to give the holders another put option, which, if exercised, requires us to repurchase all or a portion of the outstanding 1.75% Notes on October 29, 2009 at their accreted value, and suspended our right to redeem the 1.75% Notes until that date. The $8 million estimated fair value of this new put option is being amortized to interest expense over its eighteen-month term using the straight-line method, which approximates the effective interest rate method. The terms of the 1.75% Notes were also amended to include an additional semi-annual cash interest payment of 0.5% per annum through October 29, 2009 and certain other covenants and agreements were changed for the benefit of the holders of this debt. On April 30, 2008, as a result of certain holders exercising their April 29, 2008 put option, we repurchased $302 million of the outstanding 1.75% Notes at their accreted value, plus accrued interest, leaving $271 million of the 1.75% Notes outstanding at their accreted value.

At November 30, 2008, the 1.75% Notes have a 4.6% yield through October 29, 2009. At November 30, 2008, these 1.75% Notes were classified as current liabilities, since we may be required to repurchase all or a portion of these notes at the option of the noteholders on October 29, 2009. If the 1.75% noteholders do not exercise their options, then we will change the classification of the 1.75% Notes to long-term, as the next holders' optional redemption date does not occur until April 29, 2013.

On October 24, 2008, we repurchased substantially all the then outstanding Zero-coupon convertible notes ("Zero-Coupon Notes") at their accreted value, leaving a nominal amount outstanding. In addition, during fiscal 2007 and 2006, $4 million and $69 million of Zero-Coupon Notes were converted at their accreted value into 0.1 million and 2.1 million shares of Carnival Corporation common stock, respectively, of which a nominal amount and 1.9 million shares were issued from treasury stock, respectively.

On October 29, 2009 and April 29 of 2013, 2018, 2023 and 2028 the 1.75% noteholders and on April 15, 2011 the 2% noteholders may require us to repurchase all or a portion of the outstanding 1.75% Notes at their accreted values and the 2% Notes at their face values plus any unpaid accrued interest.

Subsequent to October 29, 2009, we may redeem all or a portion of the 1.75% Notes at their accreted values, subject to the noteholders' right to convert. We currently may redeem all or a portion of our 2% Notes at their face values plus any unpaid accrued interest, subject to the noteholders' right to convert.

Upon conversion, redemption or repurchase of the 1.75% Notes and the 2% Notes, we may choose to deliver Carnival Corporation common stock, cash or a combination of cash and common stock with a total value equal to the value of the consideration otherwise deliverable.

Committed Ship Financing Facilities

We have unsecured long-term export credit facilities for which we have the option to borrow a portion of certain ships' purchase prices. These euro-denominated facilities are repayable semi-annually over a 12 year period and we have the option to terminate each facility up until 60 days prior to the underlying ship's delivery date. Details of the facilities, with U.S. dollar amounts based on the November 30, 2008 exchange rate, are as follows:

Ship	Date Committed	Scheduled for Funding	Amount
			(in millions)
AIDAluna	6/05	3/09	$ 298
Carnival Dream	8/07	9/09	515
AIDAblu	10/08	2/10	333
AIDA Newbuild	12/08	4/11	366
AIDA Newbuild	12/08	5/12	371
Total			$1,883

NOTE 6 – Commitments

Ship Commitments

As of November 30, 2008, we had 17 ships under contract for construction with an aggregate passenger capacity of 38,056. The estimated total cost of these ships is approximately $9.1 billion, which includes the contract price with the shipyard, design and engineering fees, capitalized interest, construction oversight costs and various owner supplied items. We have paid $719 million through November 30, 2008 and anticipate paying the remaining estimated total costs as follows: $2.6 billion, $2.8 billion, $1.9 billion and $1.0 billion in fiscal 2009, 2010, 2011 and 2012, respectively.

Operating Leases, Port Facilities and Other Commitments

Rent expense under our operating leases, primarily for office and warehouse space, was $52 million, $46 million and $47 million in fiscal 2008, 2007 and 2006, respectively. At November 30, 2008, minimum amounts payable for our operating leases, with initial or remaining terms in excess of one year, and for the annual usage of port facilities and other contractual commitments with remaining terms in excess of one year, were as follows (in millions):

Fiscal	Operating Leases	Port Facilities and Other
2009	$ 41	$143
2010	34	104
2011	31	77
2012	30	69
2013	26	68
Thereafter	112	513
Total	$274	$974

NOTE 7 – Contingencies

Litigation

In January 2006, a lawsuit was filed against Carnival Corporation and its subsidiaries and affiliates, and other unaffiliated cruise lines in New York on behalf of a purported class of owners of intellectual property rights to musical plays and other works performed in the U.S. The plaintiffs claim infringement of copyrights to Broadway, off Broadway and other plays. The suit seeks payment of (i) damages, (ii) disgorgement of alleged profits and (iii) an injunction against future infringement. In the event that an award is given in favor of the plaintiffs, the amount of damages, if any, which Carnival Corporation and its subsidiaries and affiliates would have to pay is not currently determinable. The ultimate outcome of this matter cannot be determined at this time. However, we intend to vigorously defend this matter.

The Office of the Attorney General of Florida ("Attorney General") is conducting an investigation to determine whether there is or has been a violation of Florida antitrust laws in connection with the setting by us and other unaffiliated cruise lines of certain fuel supplements. We are providing our full cooperation to the Attorney General's office.

In the normal course of our business, various other claims and lawsuits have been filed or are pending against us. Most of these claims and lawsuits are covered by insurance and, accordingly, the maximum amount of our liability, net of any insurance recoverables, is typically limited to our self-insurance retention levels. However, the ultimate outcome of these claims and lawsuits which are not covered by insurance cannot be determined at this time.

Contingent Obligations – Lease Out and Lease Back Type Transactions

At November 30, 2008, Carnival Corporation had estimated contingent obligations totaling $1.1 billion and recorded long-term obligations of $80 million, excluding termination payments as discussed below, to participants in lease out and lease back type transactions for three of its ships. At the inception of these leases, the aggregate of the net present value of all these obligations was paid by Carnival Corporation to a group of major financial institutions, one of which includes American International Group Inc. ("AIG"), who agreed to act as payment undertakers and directly pay these obligations. Accordingly, the $1.0 billion of contingent obligations are considered extinguished, and neither the funds nor the contingent obligations have been included on our balance sheets.

In the event that Carnival Corporation were to default on its obligations and assuming performance by all other participants, we estimate that we would, as of November 30, 2008, be responsible for a termination payment of approximately $175 million. Between 2017 and 2022, we have the right to exercise options that would terminate these three lease transactions at no cost to us.

In certain cases, if the credit ratings of the financial institutions who are directly paying the contingent obligations fall below AA-, then Carnival Corporation will be required to replace these financial institutions with other financial institutions whose credit ratings are at least AA or meet other specified credit requirements. In such circumstances we will incur additional costs, although we estimate that they will be immaterial to our financial statements. All of these financial institutions have credit ratings of AAA. If Carnival Corporation's credit rating, which is A-, falls below BBB, it will be required to provide a standby letter of credit for $72 million, or alternatively provide mortgages for this aggregate amount on two of these ships.

In September 2008, the credit ratings of AIG and its subsidiaries involved in two of these transactions were downgraded from AA- to A-. As a result of this downgrade, AIG pledged collateral to support its continuing payment undertaker obligations as required under the terms of one of the transactions. Under the other transaction in which AIG was also a payment undertaker, we replaced them by purchasing $80 million of long-term U.S. Treasury strip securities (the "Treasury Strips"), which are pledged as our collateral for the repayment of the $80 million long-term recorded obligation noted above. In November 2008, AIG remitted $77 million to reimburse us. At November 30, 2008, the Treasury Strips are restricted, are recorded in long-term other assets and are accounted for as marketable securities held-to-maturity.

Contingent Obligations – Indemnifications

Some of the debt agreements that we enter into include indemnification provisions that obligate us to make payments to the counterparty if certain events occur. These contingencies generally relate to changes in taxes and changes in laws that increase lender capital costs and other similar costs. The indemnification clauses are often standard contractual terms and were entered into in the normal course of business. There are no stated or notional amounts included in the indemnification clauses and we are not able to estimate the maximum potential amount of future payments, if any, under these indemnification clauses. We have not been required to make any material payments under such indemnification clauses in the past and, under current circumstances, we do not believe a request for material future indemnification payments is probable.

NOTE 8 – Income and Other Taxes

We are foreign corporations primarily engaged in the international operation of vessels. Generally, income from the international operation of vessels is subject to preferential tax regimes in the countries where the vessel owning and operating companies are incorporated, and generally exempt from income tax in other countries where the vessels call due to the application of income tax treaties or domestic law which, in the U.S., is Section 883 of the Internal Revenue Code. Income that we earn which is not associated with the international operation of ships or earned in countries without preferential tax regimes is subject to income tax in the countries where such income is earned.

AIDA, Costa, Cunard, Ibero, Ocean Village, P&O Cruises and P&O Cruises Australia are subject to income tax under the tonnage tax regimes of either Italy or the United Kingdom. Under both tonnage tax regimes, shipping profits, as defined under the applicable law, are subject to corporation tax by reference to the net tonnage of qualifying vessels. Income not considered to be shipping profits under tonnage tax rules is taxable under either the Italian tax regime applicable to Italian registered ships or the normal UK income tax rules. We believe that the majority of the ordinary income attributable to these brands constitutes shipping profits and, accordingly, Italian and UK income tax expenses for these operations have been minimal under the existing tax regimes.

Carnival Cruise Lines, Princess, Holland America Line and Seabourn are primarily subject to the income tax laws of Panama, Bermuda, the Netherlands Antilles and Bermuda, respectively. As a general matter, the laws of Panama and the Netherlands Antilles exempt earnings derived from international ship operations and Bermuda does not have an income tax. With respect to the U.S. domestic law exemption, Section 883 regulations limit the types of income deemed to be derived from the international operation of a ship that are exempt from income tax. Accordingly, our provision for U.S. federal and state income taxes includes taxes on a portion of our ship operations, in addition to the transportation, hotel and tour businesses of Holland America Tours and Princess Tours.

We do not expect to incur income taxes on future distributions of undistributed earnings of foreign subsidiaries and, accordingly, no deferred income taxes have been provided for the distribution of these earnings. All interest expense related to income tax liabilities are classified as income tax expenses. In addition to or in place of income taxes, virtually all jurisdictions where our ships call impose taxes and/or fees based on guest counts, ship tonnage, ship capacity or some other measure.

On December 1, 2007, we adopted Financial Accounting Standards Board ("FASB") Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 clarifies, among other things, the accounting for uncertain income tax positions by prescribing a minimum probability threshold that a tax position must meet before a financial statement income tax benefit is recognized. The minimum threshold is defined as a tax position that, based solely on its technical merits, is more likely than not to be sustained upon examination by the relevant taxing authority. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate resolution. FIN 48 was applied to all existing tax positions upon adoption. Our adoption of FIN 48 resulted in an $11 million reduction to our opening fiscal 2008 retained earnings. In addition, based on all known facts and circumstances and current tax law, we believe that the total amount of our uncertain income tax position liabilities and related accrued interest are not material to our November 30, 2008 financial position.

NOTE 9 – Shareholders' Equity

Carnival Corporation's articles of incorporation authorize its Board of Directors, at its discretion, to issue up to 40 million shares of preferred stock, and Carnival plc has 100,000 authorized preference shares. At November 30, 2008 and 2007, no Carnival Corporation preferred stock had been issued and only a nominal amount of Carnival plc preference shares had been issued.

In June 2006, the Boards of Directors authorized the repurchase of up to an aggregate of $1 billion of Carnival Corporation Common Stock and/or Carnival plc ordinary shares subject to certain restrictions. On September 19, 2007, the Boards of Directors increased the remaining $578 million authorization back to $1 billion. During fiscal 2008, 2007 and 2006, we purchased 0.6 million, 0.2 million and 18.7 million shares of Carnival Corporation common stock, respectively. During fiscal 2008, 2007 and 2006, we purchased 1.3 million, 7.3 million and 0.6 million shares of Carnival plc ordinary shares, respectively. At January 28, 2009, the remaining availability pursuant to our repurchase program was $787 million. No expiration date has been specified for this authorization; however, the Carnival plc share repurchase authorization requires annual shareholder approval.

In November 2008, we issued 633,000 shares of Carnival Corporation common stock for $15 million of net proceeds, substantially all of which was used to fund the repurchase of 633,000 shares of Carnival plc ordinary shares. In this offering, we have issued Carnival Corporation common stock in the U.S., only to the extent we could repurchase shares of Carnival plc in the UK on at least an equivalent basis, with the remaining net proceeds used for general corporate purposes.

At November 30, 2008, there were 53.5 million shares of Carnival Corporation common stock reserved for issuance pursuant to its convertible notes and its employee benefit and dividend reinvestment plans. In addition, Carnival plc shareholders have authorized 12.8 million ordinary shares for future issuance under its employee benefit plans.

At November 30, 2008 and 2007, accumulated other comprehensive (loss) income was as follows (in millions):

	November 30, 2008	November 30, 2007
Cumulative foreign currency translation adjustments, net	$(478)	$1,338
Unrecognized pension expenses	(35)	(32)
Unrealized loss on marketable security	(20)	(5)
Unrealized losses on cash flow derivative hedges, net	(90)	(5)
	$(623)	$1,296

NOTE 10 – Fair Value Measurements

Whenever possible, quoted prices in active markets are used to determine the fair value of our financial instruments. Our financial instruments are not held for trading or other speculative purposes. At November 30, 2008 and 2007, the estimated carrying and fair value of our financial instruments that are not measured at fair value on a recurring basis was as follows (in millions):

	2008		2007	
Financial Instruments	Carrying Value	Fair Value	Carrying Value	Fair Value
Cash equivalents(a)	$ 65	$ 65	$ 360	$ 360
Long-term other assets(b)	$ 507	$ 491	$ 385	$ 378
Debt-non-convertible(c)	$8,477	$6,591	$7,456	$7,407
Debt-convertible(d)	$ 866	$ 754	$1,396	$1,601

(a) Cash equivalents are comprised of certificates of deposit and due to their short maturities the carrying amounts approximate their fair values.

(b) At November 30, 2008 and 2007, long-term other assets includes Treasury Strips, and notes and other receivables. The fair values of Treasury Strips were based on public market prices. The fair values of notes and other receivables were based on estimated discounted future cash flows.

(c) The net difference between the fair value of our non-convertible debt and its carrying value was due primarily to the market interest rates in existence at the respective measurement dates being higher or lower than the rates on our debt obligations. The fair values of our publicly-traded notes were based on their market prices. The fair values of our other debt were estimated based on appropriate market interest rates being applied to this debt.

(d) The net difference between the fair value of our publicly-traded convertible notes and their carrying value is largely due to the impact of lower interest rates in 2008 and changes in the Carnival Corporation common stock price on the value of our convertible notes in 2007. The fair values of our publicly-traded convertible notes were based on their market prices.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"). SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In addition, the standard outlines a valuation framework and creates a fair value hierarchy in order to increase the consistency and comparability of fair value measurements and the related disclosures. The adoption of SFAS No. 157 did not materially impact our financial statements.

At November 30, 2008, the fair value and basis of valuation of our financial assets and financial liabilities that are required to be measured at fair value on a recurring basis were as follows (in millions):

Financial Instruments	Fair Value Measurements on a Recurring Basis	
	Level 1(a)	Level 2(b)
Cash equivalents(c)	$305	
Marketable securities held in rabbi trusts(d)	$ 92	$ 21
Derivatives(e):		
Ship foreign currency forwards and options(f)		$(20)
Net investment hedges(g)		$ 13
Debt related currency swaps(h)		$104
Interest rate swaps(i)		$ 5

(a) Level 1 measurements are based on inputs from quoted prices for identical assets in active markets.

(b) Level 2 measurements are based on inputs from quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active and inputs other than quoted prices that are observable for the asset or liability.

(c) Cash equivalents are comprised of money market funds.

(d) Marketable securities held in rabbi trusts are comprised of mutual funds invested in common stocks, bonds and other investments.

(e) Derivatives are included in prepaid expenses and other, long-term other assets, other current liabilities and long-term other liabilities and marketable securities are included in long-term other assets.

(f) At November 30, 2008, we have foreign currency forwards and options that are designated as foreign currency cash flow hedges for two of our euro-denominated shipbuilding contracts. These foreign currency forwards mature in 2009 and the options mature through 2010.

(g) At November 30, 2008 and 2007, we have foreign currency forwards totaling $284 million and $378 million that are designated as hedges of our net investments in foreign subsidiaries, which have a euro-denominated functional currency. These foreign currency forwards were entered into to effectively convert U.S. dollar-denominated debt into euro debt and mature through 2017. In addition to these derivative hedges, as of November 30, 2008 and 2007 we have designated $1.6 billion and $1.9 billion of our euro debt and $343 million and $457 million of our sterling debt and other obligations, respectively, which mature through 2019, as nonderivative hedges of our net investments in foreign subsidiaries. Accordingly, we have included $319 million and $372 million of cumulative foreign currency transaction gains and losses, respectively, in the cumulative translation adjustment component of AOCI at November 30, 2008 and 2007, respectively.

(h) At November 30, 2008 and 2007, we also have designated foreign currency cash flow swaps that effectively converted $398 million and $438 million, respectively, of U.S. dollar fixed interest rate debt into sterling fixed interest rate debt. The fair value of these foreign currency swaps is included in the cumulative translation adjustment component of AOCI. These currency swaps mature through 2019.

(i) We have interest rate swaps designated as fair value hedges whereby we receive fixed interest rate payments in exchange for making variable interest rate payments. At November 30, 2008 and 2007, these interest rate swap agreements effectively changed $96 million and $204 million, respectively, of fixed rate debt to EURIBOR or LIBOR-based floating rate debt. These interest rate swaps mature through 2010.

The implementation of SFAS No. 157 did not result in material changes to the models or processes used to value our financial assets and financial liabilities that are recorded at fair value on a recurring basis. We value our derivatives using valuations that are calibrated to the initial trade prices. Subsequent valuations are based on observable inputs to the valuation model including interest rates, currency exchange rates, credit spreads, volatilities and netting arrangements. We have elected to use the income approach to value the derivatives, using observable market data for all significant inputs and standard valuation techniques to convert future amounts to a single present value amount, assuming that participants are motivated, but not compelled to transact. SFAS

No. 157 states that the fair value measurement of a financial asset or financial liability must reflect the nonperformance risk of the entity and the counterparty. Therefore, the impact of our counterparty's creditworthiness was considered when in an asset position and our creditworthiness was considered when we are in a liability position in the fair value measurement of our derivative instruments. Creditworthiness did not have a material impact on the fair value of our derivative instruments. Both the counterparty and we are expected to continue to perform under the contractual terms of the instruments.

In February 2008, the FASB issued FASB Staff Position FAS 157-2, "Effective date of FASB Statement No. 157." This statement provides a one year deferral of SFAS No. 157's effective date for nonfinancial assets and liabilities. Accordingly, for nonfinancial assets and liabilities SFAS No. 157 will become effective for us as of December 1, 2008, and may impact the determination of our goodwill, trademarks and other long-lived assets' fair values, when or if we have to perform impairment reviews.

At November 30, 2007, we had foreign currency forwards that were designated as foreign currency fair value hedges for one of our euro-denominated shipbuilding contracts and a portion of another shipbuilding contract. In addition, at November 30, 2007 we had $439 million of euro cash equivalents that were designated as a fair value hedge for a portion of a shipbuilding contract.

NOTE 11 – Segment Information

Our cruise segment includes all of our cruise brands, which have been aggregated as a single reportable segment based on the similarity of their economic and other characteristics, including the products and services they provide. Substantially all of our other segment represents the hotel, tour and transportation operations of Holland America Tours and Princess Tours. The significant accounting policies of our segments are the same as those described in Note 2 – "Summary of Significant Accounting Policies." Information for our cruise and other segments as of and for the years ended November 30 was as follows (in millions):

	Revenues(a)	Operating expenses	Selling and adminis-trative	Depreciation and amortization	Operating income	Capital expend-itures	Total assets
2008							
Cruise	$14,254	$8,746	$1,594	$1,213	$2,701	$3,321	$32,833
Other	561	462	35	36	28	32	567(b)
Intersegment elimination	(169)	(169)					
	$14,646	$9,039	$1,629	$1,249	$2,729	$3,353	$33,400
2007							
Cruise	$12,638	$7,332	$1,547	$1,065	$2,694	$3,265	$33,602
Other	553	454	32	36	31	47	579(b)
Intersegment elimination	(158)	(158)					
	$13,033	$7,628	$1,579	$1,101	$2,725	$3,312	$34,181
2006							
Cruise	$11,417	$6,477	$1,405	$ 954	$2,581	$2,395	$29,968
Other	533	425	42	34	32	85	584(b)
Intersegment elimination	(111)	(111)					
	$11,839	$6,791	$1,447	$ 988	$2,613	$2,480	$30,552

(a) A portion of other segment revenues include revenues for the cruise portion of a tour, when a cruise is sold along with a land tour package by Holland America Tours or Princess Tours, and shore excursion and port hospitality services provided to cruise guests by these tour companies. These intersegment revenues, which are included in full in the cruise segment, are eliminated directly against the other segment revenues and operating expenses in the line "Intersegment elimination."

(b) Other segment assets primarily included hotels and lodges in the state of Alaska and the Canadian Yukon Territory, motorcoaches used for sightseeing and charters and domed rail cars, which run on the Alaska Railroad.

Foreign revenues for our cruise brands represent sales generated from outside the U.S. primarily by foreign tour operators and foreign travel agencies. Substantially all of our long-lived assets are located outside of the U.S. and consist principally of our ships and ships under construction.

Revenues by geographic area, which is based on where the guest is from, were as follows (in millions):

	Years Ended November 30,		
	2008	2007	2006
North America	$ 8,090	$ 7,803	$ 7,679
Europe	5,443	4,355	3,473
Others	1,113	875	687
	$14,646	$13,033	$11,839

NOTE 12 – Benefit Plans

Stock Incentive Plans

We issue our share-based compensation awards under the Carnival Corporation and Carnival plc stock plans, which have an aggregate of 38.3 million shares available for future grant at November 30, 2008. These plans allow us to issue stock options, restricted stock awards and restricted stock units (collectively "incentive awards"). Incentive awards are primarily granted to management level employees and members of our Board of Directors. The plans are administered by a committee of our independent directors (the "Committee") that determines which employees are eligible to participate, the monetary value or number of shares for which incentive awards are to be granted and the amounts that may be exercised or sold within a specified term. These plans allow us to fulfill our incentive award obligations using shares purchased in the open market, or with unissued or treasury shares. Certain incentive awards provide for accelerated vesting if we have a change in control, as defined.

Effective December 1, 2005 we adopted the provisions of SFAS No. 123(R), which required us to measure and recognize compensation expense for all share-based compensation awards. The total share-based compensation expense was $50 million, $64 million and $68 million for fiscal 2008, 2007 and 2006, of which $44 million, $57 million and $60 million has been included in the Consolidated Statements of Operations as selling, general and administrative expenses and $6 million, $7 million and $8 million as cruise payroll expenses, respectively.

As permitted by SFAS No. 123(R), the fair values of options were estimated using the Black-Scholes option-pricing model. The Black-Scholes weighted-average values and assumptions were as follows:

	Years ended November 30,	
	2007	2006
Fair value of options at the dates of grant	$11.76	$12.25
Risk-free interest rate(a)	4.9%	4.5%
Expected dividend yield	3.3%	2.6%
Expected volatility(b)	29.3%	29.2%
Expected option life (in years)(c)	5.00	4.75

(See next page for footnotes.)

(a) The risk-free interest rate was based on U.S. Treasury zero-coupon issues with a remaining term equal to the expected option life assumed at the date of grant.

(b) The expected volatility was based on a weighting of the implied volatilities derived from our exchange traded options and convertible notes and the historical volatility of our common stock.

(c) The average expected life was based on the contractual term of the option and expected employee exercise behavior. Based on our assessment of employee groupings and observable behaviors, we determined that a single grouping was appropriate.

Stock Option Plans

The Committee generally set stock option exercise prices at 100% or more of the fair market value of the underlying common stock/ordinary shares on the date the option was granted. All stock options granted during fiscal 2007 and 2006 were granted at an exercise price per share equal to or greater than the fair market value of the Carnival Corporation common stock and Carnival plc ordinary shares on the date of grant. Generally employee options either vest evenly over five years or at the end of three years. Our employee options granted prior to October 2005 have a ten-year term and those options granted thereafter have a seven-year term. In the fourth quarter of fiscal 2007, the Committee decided to cease granting employee stock options, and to grant restricted stock units ("RSUs") or restricted stock awards ("RSAs") to our employee groups who were previously granted options. This change from options to RSUs/RSAs will enable us to have a more uniform method of granting incentive awards to our employees. Since fiscal 2001, Carnival Corporation Board of Director options vest evenly over five years and have a ten-year term. In 2008, the Committee decided to also cease granting stock options to non-executive board members, and will only grant them RSAs and/or RSUs.

A combined summary of Carnival Corporation and Carnival plc stock option activity during the year ended November 30, 2008 was as follows:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value(a)
			(in years)	(in millions)
Outstanding at November 30, 2007	17,716,892	$44.22		
Exercised	(510,434)	$29.38		
Forfeited or expired	(518,306)	$44.82		
Outstanding at November 30, 2008	16,688,152	$42.03	4.2	$1
Exercisable at November 30, 2008	13,771,397	$40.38	3.8	$1

(a) The aggregate intrinsic value represents the amount by which the fair value of underlying stock exceeds the option exercise price at November 30, 2008.

As of the dates of exercise, the total intrinsic value of options exercised in fiscal 2008, 2007 and 2006 was $5 million, $31 million and $48 million, respectively. As of November 30, 2008, there was $23 million of total unrecognized compensation cost related to unvested stock options. This cost is expected to be recognized over a weighted-average period of 1.9 years.

Restricted Stock Awards and Restricted Stock Units

RSAs generally have the same rights as Carnival Corporation common stock, except for transfer restrictions and forfeiture provisions. Prior to fiscal 2006, unearned stock compensation was recorded within shareholders' equity at the date of award based on the quoted market price of the Carnival Corporation common stock on the date of grant. In fiscal 2006 upon adoption of SFAS No. 123(R), the $13 million of unearned stock compensation as of November 30, 2005 was required to be charged against additional paid-in capital. RSAs have been granted to certain officers and non-executive board members and either have three or five-year cliff vesting or vest evenly over five years after the grant date. In addition, Carnival Corporation and Carnival plc grant RSUs that vest evenly over five years or at the end of three or five years after the grant date and accrue dividend equivalents on each outstanding RSU, in the form of additional RSUs, based on dividends declared. The share-based compensation expense associated with RSAs and RSUs is based on the quoted market price of the Carnival Corporation or Carnival plc shares on the date of grant, and is amortized to expense using the straight-line method from the grant date through the earlier of the vesting date or the estimated retirement eligibility date.

During the year ended November 30, 2008, RSA and RSU activity was as follows:

	Restricted Stock Awards		Restricted Stock Units	
	Shares	Weighted-Average Grant Date Fair Value	Shares	Weighted-Average Grant Date Fair Value
Outstanding at November 30, 2007	918,307	$45.39	737,439	$51.10
Granted	261,879	$41.58	806,800	$41.43
Vested	(224,991)	$31.41	(73,032)	$52.22
Forfeited			(37,417)	$48.09
Outstanding at November 30, 2008	955,195	$47.63	1,433,790	$45.68

The total grant date fair value of RSAs and RSUs vested was $11 million during fiscal 2008 and $9 million in each of 2007 and 2006. As of November 30, 2008, there was $33 million of total unrecognized compensation cost related to RSAs and RSUs. This cost is expected to be recognized over a weighted-average period of 1.8 years.

Defined Benefit Pension Plans

We have several single-employer defined benefit pension plans, which cover some of our shipboard and shoreside employees. The U.S. and UK shoreside employee plans are closed to new membership and are funded at or above the level required by U.S. or UK regulations. The remaining defined benefit plans are primarily unfunded. In determining all of our plans' benefit obligations at November 30, 2008, we assumed a weighted-average discount rate of 7.1%. The net assets or liabilities related to the obligations under these single-employer defined benefit pension plans are not material.

In addition, P&O Cruises, Princess and Cunard participate in an industry-wide British Merchant Navy Officers Pension Fund ("MNOPF"), a defined benefit multiemployer pension plan available to certain of their British shipboard officers. The MNOPF is divided into two sections, the "New Section" and the "Old Section," each of which covers a different group of participants, with the Old Section closed to further benefit accrual and the New Section only closed to new membership. At November 30, 2008, both the New Section and the Old Section were estimated to have funding deficits.

Substantially all of any MNOPF New Section deficit liability which we may have relates to the obligations of P&O Cruises and Princess, which existed prior to the combination in 2003 of Carnival Corporation's and Carnival plc's businesses into a DLC. However, since the MNOPF New Section is a multiemployer plan and it was not probable that we would withdraw from the plan nor was our share of the liability certain, we could not record our estimated share of the ultimate deficit as a Carnival plc acquisition liability that existed at the DLC transaction date. The amount of our share of the fund's ultimate deficit could vary considerably if different pension assumptions and/or estimates were used. Therefore, we expense our portion of any deficit as amounts are invoiced by, and become due and payable to, the fund's trustee. In 2007, we received a special assessment invoice from the fund for what the trustee calculated to be our additional share of the entire MNOPF New Section liability, based on their most recent actuarial valuation. Accordingly, we recorded the full invoiced liability of $20 million in cruise payroll and related expense in 2007. It is still possible that the fund's trustee may invoice us for additional amounts in the future for various reasons, including if they believe the fund requires further contributions.

As of the DLC formation date in April 2003 and through November 30, 2007, the MNOPF's Old Section had a funding surplus and, accordingly, no expenses had been recorded for this section of the plan in our financial statements. However, as noted above, the Old Section is currently estimated to have a deficit, which could result in the fund's trustee invoicing us for amounts in the future, if they believe the fund requires further contributions. Our share of the Old Section deficit, if any, which covers predecessor employers' officers prior to 1978, is not currently known and, accordingly, the amount of any such contribution is not currently determinable.

Total expense for all defined benefit pension plans, including multiemployer plans, was $42 million, $55 million and $28 million in fiscal 2008, 2007 and 2006, respectively.

On November 30, 2007, we adopted SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment to FASB Statements No. 87, 88, 106 and 132(R)" ("SFAS No. 158"). SFAS No. 158 required us upon adoption to recognize the funded status of our defined benefit single employer pension plans. Accordingly, as of November 30, 2007, we recorded an increase in our pension plan assets and liabilities of $17 million and $24 million, respectively, and a reduction to AOCI of $7 million. The adoption of SFAS No. 158 had no effect on our Consolidated Statement of Operations for fiscal 2007, or for any prior period presented, and it will not effect our results of operations in future periods.

Defined Contribution Plans

We have several defined contribution plans available to most of our employees. We contribute to these plans based on employee contributions, salary levels and length of service. Total expense for these plans was $22 million, $18 million and $17 million in fiscal 2008, 2007 and 2006, respectively.

NOTE 13 – Earnings Per Share

Our basic and diluted earnings per share were computed as follows (in millions, except per share data):

	Years Ended November 30,		
	2008	**2007**	**2006**
Net income	$2,330	$2,408	$2,279
Interest on dilutive convertible notes	34	34	36
Net income for diluted earnings per share	$2,364	$2,442	$2,315
Weighted-average common and ordinary shares outstanding	786	793	801
Dilutive effect of convertible notes	28	33	33
Dilutive effect of stock plans	2	2	2
Diluted weighted-average shares outstanding	816	828	836
Basic earnings per share	$ 2.96	$ 3.04	$ 2.85
Diluted earnings per share	$ 2.90	$ 2.95	$ 2.77

Options to purchase 11.9 million, 8.3 million and 8.5 million shares for fiscal 2008, 2007 and 2006, respectively, were excluded from our diluted earnings per share computation since the effect of including them was anti-dilutive.

NOTE 14 – Supplemental Cash Flow Information

Total cash paid for interest was $449 million, $414 million and $363 million in fiscal 2008, 2007 and 2006, respectively. In addition, cash paid for income taxes was $23 million, $14 million and $47 million in fiscal 2008, 2007 and 2006, respectively. Finally, in 2007 and 2006, $8 million and $69 million of our convertible notes were converted through a combination of the issuance of Carnival Corporation treasury stock and newly issued Carnival Corporation common stock, which represented a noncash financing activity.

NOTE 15 – Acquisition

In September 2007, we entered into an agreement with Orizonia Corporation, Spain's largest travel company to operate Ibero, a Spanish cruise line, for an investment of $403 million, which we funded with $146 million of cash and $257 million in proceeds that Ibero borrowed under a portion of our Facility. Orizonia contributed $49 million of assets, principally trademarks and goodwill, for their 25% interest in the venture. Ibero operated two contemporary Spanish cruise ships in September 2007, the 834-passenger capacity *Grand Voyager*, and the 1,244-passenger capacity *Grand Mistral*, which were built in 2000 and 1999, respectively. For reporting purposes, we have included Ibero's results of operations within our consolidated financial results since September 1, 2007. The pro forma impact of including Ibero in our results as if the acquisition took place on December 1, 2005 and December 1, 2006 has not been presented due to its immaterial effect.

The acquisition was accounted for as a business purchase combination using the purchase method of accounting under the provisions of SFAS No. 141, "Business Combinations". The purchase price was allocated to tangible and identifiable intangible assets acquired based on their estimated fair values at the acquisition date. The $451 million purchase price was allocated as follows: $254 million to ships, $161 million to goodwill, $35 million to trademarks and $1 million to other.

NOTE 16 – Recent Accounting Pronouncement

In May 2008, the FASB issued Financial Accounting Standards Board Staff Position Accounting Principles Board 14-1 "Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)" ("APB 14-1"). APB 14-1 requires the issuer of certain convertible debt instruments that may be settled in cash, or other assets, on conversion to separately account for the debt and equity components in a manner that reflects the issuer's non-convertible debt borrowing rate. APB 14-1 will be adopted by us in the first quarter of fiscal 2010 on a retrospective basis. We believe that the impact of adopting APB 14-1 will not have a material effect on previously reported diluted earnings per share, however, our net income will be reduced. We are still in the process of determining the amount of such net income reductions.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in the Securities Exchange Act of 1934 Rule 13a-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer, Chief Operating Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO Framework"). Based on our evaluation under the COSO Framework, our management concluded that our internal control over financial reporting was effective as of November 30, 2008.

PricewaterhouseCoopers LLP, the independent registered certified public accounting firm that audited our consolidated financial statements, has also audited the effectiveness of our internal control over financial reporting as of November 30, 2008 as stated in their report, which is included in this 2008 Annual Report.



Micky Arison
Chairman of the Board and
Chief Executive Officer
January 28, 2009



Howard S. Frank
Vice Chairman of the Board and
Chief Operating Officer
January 28, 2009



David Bernstein
Senior Vice President and
Chief Financial Officer
January 28, 2009

Report of Independent Registered Certified Public Accounting Firm

To the Boards of Directors and Shareholders of Carnival Corporation and Carnival plc:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, cash flows and shareholders' equity present fairly, in all material respects, the financial position of Carnival Corporation & plc (comprising Carnival Corporation and Carnival plc and their respective subsidiaries, the "Company") at November 30, 2008 and November 30, 2007, and the results of their operations and their cash flows for each of the three years in the period ended November 30, 2008 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of November 30, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 12 to the consolidated financial statements, effective November 30, 2007 the Company adopted Statement of Financial Accounting Standards No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R). In addition, as discussed in Note 8 to the consolidated financial statements, effective December 1, 2007 the Company adopted Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.



Miami, Florida
January 28, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations

Cautionary Note Concerning Factors That May Affect Future Results

Some of the statements, estimates or projections contained in this 2008 Annual Report are "forward-looking statements" that involve risks, uncertainties and assumptions with respect to us, including some statements concerning future results, outlooks, plans, goals and other events which have not yet occurred. These statements are intended to qualify for the safe harbors from liability provided by Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. We have tried, whenever possible, to identify these statements by using words like "will," "may," "could," "should," "would," "believe," "expect," "anticipate," "forecast," "future," "intend," "plan," "estimate" and similar expressions of future intent or the negative of such terms.

Because forward-looking statements involve risks and uncertainties, there are many factors that could cause our actual results, performance or achievements to differ materially from those expressed or implied in this 2008 Annual Report. Forward-looking statements include those statements which may impact the forecasting of our earnings per share, net revenue yields, booking levels, pricing, occupancy, operating, financing and/or tax costs, fuel costs, costs per available lower berth day ("ALBD"), estimates of ship depreciable lives and residual values, liquidity, outlook or business prospects. These factors include, but are not limited to, the following:

- general economic and business conditions, including fuel price increases and declines in the securities and real estate markets, and perceptions of these conditions may adversely impact the levels of our potential vacationers' discretionary income and net worth and this group's confidence in their country's economy;
- fluctuations in foreign currency exchange rates, particularly the strengthening of the U.S. dollar against the euro and sterling;
- the international political climate, armed conflicts, terrorist and pirate attacks and threats thereof, and other world events affecting the safety and security of travel;
- conditions in the cruise and land-based vacation industries, including competition from other cruise ship operators and providers of other vacation alternatives and overcapacity offered by cruise ship and land-based vacation alternatives;
- accidents, adverse weather conditions or natural disasters, such as hurricanes and earthquakes and other incidents (including machinery and equipment failures or improper operation thereof) which could cause injury or death or the alteration of itineraries or cancellation of a cruise or series of cruises or tours, and the impact of the spread of contagious diseases;
- adverse publicity concerning the cruise industry in general, or us in particular;
- lack of acceptance of new itineraries, products and services by our guests;
- changing consumer preferences;
- changes in and compliance with laws and regulations relating to environmental, health, safety, security, tax and other regulatory regimes under which we operate;
- increases in global fuel demand and pricing, fuel supply disruptions and/or other events on our fuel and other expenses, liquidity and credit ratings;
- increases in our future fuel expenses of implementing recently approved International Maritime Organization regulations, which require the use of higher priced low sulfur fuels in certain cruising areas;
- changes in operating and financing costs, including changes in interest rates, food, insurance, payroll and security costs;
- our ability to implement our shipbuilding programs and ship refurbishments and repairs, including ordering additional ships for our cruise brands from European shipyards on terms that are favorable or consistent with our expectations;
- our ability to implement our brand strategies and to continue to operate and expand our business internationally;

- whether our future operating cash flow will be sufficient to fund future obligations and whether we will be able to obtain financing, if necessary, in sufficient amounts and on terms that are favorable or consistent with our expectations;
- our ability to attract and retain qualified shipboard crew and maintain good relations with employee unions;
- continuing financial viability of our travel agent distribution system and air service providers;
- availability and pricing of air travel services, especially as a result of significant increases in air travel costs;
- changes in the global credit markets on our counterparty risks, including those associated with our cash equivalents, committed financing facilities, contingent obligations, derivative instruments, insurance contracts and new ship progress payment guarantees;
- our decisions to self-insure against various risks or our inability to obtain insurance for certain risks at reasonable rates;
- disruptions and other damages to our information technology networks;
- lack of continued availability of attractive port destinations; and
- risks associated with the DLC structure, including the uncertainty of its tax status.

Forward-looking statements should not be relied upon as a prediction of actual results. Subject to any continuing obligations under applicable law or any relevant listing rules, we expressly disclaim any obligation to disseminate, after the date of this 2008 Annual Report, any updates or revisions to any such forward-looking statements to reflect any change in expectations or events, conditions or circumstances on which any such statements are based.

Executive Overview

Consistent with our strategy to continue to increase our penetration of markets with high growth potential, during 2008 we had a 21% increase in our European passenger capacity, whereas our North American capacity grew by only 3.6%, resulting in a worldwide capacity increase of 8.9%. In the face of a difficult economic environment, including the deterioration in consumer confidence and reduction in their discretionary spending, which significantly intensified towards the later part of 2008, we managed to increase our North American net revenue yields. This was driven in part by the lower North American capacity growth, which allowed us to capture higher ticket pricing from increased demand, partially offset by lower onboard spending. We believe our European brands also performed relatively well in 2008, even though their ticket pricing and onboard spending, on a constant dollar basis, were weaker than in 2007. This is especially true after considering the significant 2008 European capacity increase and the difficult economic environment. In summary, for 2008 we posted solid earnings in an extremely challenging year. We were able to offset the majority of the impacts from significant fuel price increases and softer onboard yields we experienced throughout 2008 with increased ticket pricing, due in part to fuel supplement revenues, and capacity growth. Our capacity growth allowed us to achieve cost savings from economies of scale, and we also benefited from tight cost controls. In addition, we benefited from higher U.S. dollar earnings from our European operations as a result of the weaker U.S. dollar relative to the euro.

From 2003 through 2008, the cruise industry has been adversely impacted by substantial increases in fuel prices. In 2003 our fuel cost per metric ton was $179, whereas in 2008 our fuel cost per metric ton was $558, an increase of 212%. The increase in fuel price since 2003 has negatively impacted our 2008 fuel expense by $1.2 billion. In addition, we believe higher fuel prices have caused a reduction in consumer spending and have also driven considerable inflationary cost pressures on a number of our other operating expenses.

Although fuel prices have recently receded from record high levels, we continue to face a very challenging economic environment, including weaker consumer spending resulting in softer cruise pricing and a stronger U.S. dollar, which is having an unfavorable impact on our European brands' U.S. dollar earnings. We believe we are well positioned to weather the current economic environment as a result of our strong balance sheet and our cost efficient operations. We are working diligently to maintain our cost efficient culture. There are a variety of actions that we are taking that are expected to improve our cost structure in 2009. For example, we have committees from our operating companies investigating fuel consumption initiatives, sharing best practices, finding ways to drive economies of scale and evaluating a variety of other initiatives.

Maintenance of a strong balance sheet has always been and continues to be the primary objective of our capital structure policy. In light of the current uncertainties in the global economy, the highly volatile state of the financial markets, continuing concerns about financial institution liquidity and the unusually high cost of obtaining new debt, we believe preserving cash and liquidity at this point in time is a prudent step, which will further strengthen our balance sheet and enhance our financial flexibility. Accordingly in October 2008, the Board of Directors voted to suspend our quarterly dividend beginning March 2009. We intend to maintain the dividend suspension throughout 2009, but will reevaluate our dividend policy based on the circumstances prevailing during the year. On an annualized basis this will preserve approximately $1.3 billion of our cash. Our cash from operations and committed financing facilities for 2009 along with our available cash and cash equivalent balances are forecasted to be sufficient to fund our expected 2009 cash requirements. Therefore, we believe we will not be required to obtain new debt during 2009, however, we may do so opportunistically to enhance our liquidity. Our operations are subject to many risks, as noted under the caption "Cautionary Note Concerning Factors That May Affect Future Results," which could adversely impact our future results and liquidity.

We believe the cruise industry is characterized by relatively low market penetration levels, among other things, and, accordingly, it has significant growth potential. In order to capture some of this growth, as of January 28, 2009 we had contracts with three shipyards providing for the construction of 17 additional cruise ships, the majority of which have been designated for our European brands (see Note 6 in the accompanying financial statements). These new ships should help us maintain our leadership position in the world-wide cruise industry. The year-over-year percentage increase in our ALBD capacity for fiscal 2009, 2010, 2011 and 2012, resulting primarily from new ships entering service is currently expected to be 5.5%, 7.8%, 5.8% and 3.7%, respectively. The above percentages exclude any other future ship orders, acquisitions, retirements or sales.

Outlook For Fiscal 2009

As of December 18, 2008, we said that we expected our 2009 full year earnings per share will be in the range of $2.25 to $2.75. We also said that we expected our first quarter 2009 earnings per share to be in the range of $0.20 to $0.22. Our guidance, which we are not updating at this time, was based on the then current spot prices for fuel of $295 per metric ton and currency exchange rates of $1.38 to the euro and $1.53 to sterling.

As of January 21, 2009, the current spot prices for fuel have remained at $295 per metric ton. However, as of this date, the U.S. dollar currency exchange rates to the euro and sterling have strengthened to $1.29 to the euro and $1.38 to sterling. Based on these currency exchange rates our earnings per share for the 2009 full year would decrease by $0.12.

The above forward-looking statements involve risks and uncertainties. Various factors could cause our actual results to differ materially from those expressed above including, but not limited to, economic conditions, foreign currency exchange rates, fuel costs, weather, regulatory changes, geopolitical and other factors that could impact consumer demand or costs. You should read the above forward-looking statements together with the discussion of these and other risks under "Cautionary Note Concerning Factors That May Affect Future Results."

Critical Accounting Estimates

Our critical accounting estimates are those which we believe require our most significant judgments about the effect of matters that are inherently uncertain. A discussion of our critical accounting estimates, the underlying judgments and uncertainties used to make them and the likelihood that materially different estimates would be reported under different conditions or using different assumptions is as follows:

Ship Accounting

Our most significant assets are our ships and ships under construction, which represent 76% of our total assets. We make several critical accounting estimates dealing with our ship accounting. First, we compute our ships' depreciation expense, which represented approximately 10% of our cruise costs and expenses in fiscal 2008 and which requires us to estimate the average useful life of each of our ships as well as their residual values. Secondly, we account for ship improvement costs by capitalizing those costs which we believe will add value to our ships and depreciate those improvements over their estimated useful lives, while expensing repairs and maintenance and minor improvement costs as they are incurred. Finally, when we record the retirement of a ship component that is included within the ship's cost basis, we may have to estimate its net book value.

We determine the average useful life of our ships and their residual values based primarily on our estimates of the weighted-average useful lives and residual values of the ships' major component systems, such as cabins, engines and hull. In addition, we consider, among other things, long-term vacation market conditions, competition and historical useful lives of similarly-built ships. We have estimated our new ships' average useful lives at 30 years and their average residual values at 15% of our original ship cost.

Given the very large and complex nature of our ships, ship accounting estimates require considerable judgment and are inherently uncertain. We do not have cost segregation studies performed to specifically componentize our ships. In addition, since we do not separately componentize our ships, we do not identify and track depreciation of specific original ship components. Therefore, we have to estimate the net book value of components that are replaced, based primarily upon their replacement cost and their age.

If materially different conditions existed, or if we materially changed our assumptions of ship lives and residual values, our depreciation expense or loss on replacement of ship components and net book value of our ships would be materially different. In addition, if we change our assumptions in making our determinations as to whether improvements to a ship add value, the amounts we expense each year as repair and maintenance costs could increase, which would be partially offset by a decrease in depreciation expense, resulting from a reduction in capitalized costs. Our fiscal 2008 ship depreciation expense would have increased by approximately $30 million for every year we reduced our estimated average 30 year ship useful life. In addition, if our ships were estimated to have no residual value, our fiscal 2008 depreciation expense would have increased by approximately $150 million.

We believe that the estimates we made for ship accounting purposes are reasonable and our methods are consistently applied in all material respects and, accordingly, result in depreciation expense that is based on a rational and systematic method to equitably allocate the costs of our ships to the periods during which services are obtained from their use. In addition, we believe that the estimates we made are reasonable and our methods consistently applied in all material respects (1) in determining the average useful life and average residual values of our ships; (2) in determining which ship improvement costs add value to our ships; and (3) in determining the net book value of ship component assets being replaced. Finally, we believe our critical ship accounting estimates are generally comparable with those of other major cruise companies.

Asset Impairment

The impairment reviews of our ships and goodwill and trademarks, which has been allocated to our cruise line reporting units, require us to make significant estimates to determine the fair values of these assets or reporting units.

The determination of fair value includes numerous uncertainties, unless a viable actively traded market exists for the asset or for a comparable reporting unit, which is usually not the case for cruise ships, cruise lines and trademarks. For example, in determining fair values of ships utilizing discounted forecasted cash flows, significant judgments are made concerning, among other things, future net revenue yields, net cruise costs per ALBD, interest and discount rates, cruise itineraries, technological changes, consumer demand, governmental regulations and the effects of competition. In addition, third party appraisers are sometimes used to help determine fair values of ships and cruise lines and some of their valuation methodologies are also subject to similar types of uncertainties. Also, the determination of fair values of cruise line reporting units using a price earnings multiple approach requires significant judgments, such as determining reasonable multiples. Finally, determining trademark fair values also requires significant judgments in determining both the estimated trademark cash flows, and the appropriate discount and royalty rates to be applied to those cash flows to determine their fair value. We believe that we have made reasonable estimates and judgments in determining whether our ships, goodwill and trademarks have been impaired. However, if there is a material change in the assumptions used in our determination of fair value or if there is a material change in the conditions or circumstances influencing fair value, we could be required to recognize a material impairment charge.

Our goodwill and trademarks have been assigned at an individual cruise brand level for our goodwill and trademark impairment reviews, as each of our significant brands are considered an operating segment. As of July 31 of each year, we review our goodwill and trademarks for possible impairment. As of July 31, 2008, we determined that these intangible assets were not impaired.

Since early November 2008, our stock market capitalization has generally been lower than our shareholders' equity or book value. However, our brands have continued to generate substantial cash flow from their operations, and we expect that they will continue to do so in 2009 and in future years. Furthermore, given the relatively small difference between our stock price and our book value per share, we believe that a reasonable potential buyer would offer a control premium for our business franchise that would adequately cover the difference between our trading prices and our book value. Accordingly, we do not believe there have been any events or circumstances that would require us to perform interim goodwill and/or trademark impairment reviews.

However, due to the ongoing uncertainty in market conditions, which may negatively impact the performance of our reporting units, we will continue to monitor and evaluate the carrying values of our goodwill and trademarks. If market and economic conditions or our units' business performance deteriorates significantly, this could result in our performance of interim impairment reviews prior to or after our July 31, 2009 annual impairment reviews. Any such impairment reviews could result in recognition of a goodwill and/or trademark impairment charge in 2009 or thereafter.

Contingencies

We periodically assess the potential liabilities related to any lawsuits or claims brought against us, as well as for other known unasserted claims, including environmental, legal, guest and crew, and tax matters. While it is typically very difficult to determine the timing and ultimate outcome of these matters, we use our best judgment to determine if it is probable, or more likely than not ("MLTN") for income tax matters, that we will incur an expense related to the settlement or final adjudication of such matters and whether a reasonable estimation of such probable or MLTN loss, if any, can be made. In assessing probable losses, we make estimates of the amount of probable insurance recoveries, if any, which are recorded as assets. We accrue a liability when we believe a loss is probable or MLTN for income tax matters, and the amount of the loss can be reasonably estimated, in accordance with the provisions of SFAS No. 5, "Accounting for Contingencies," as amended, or FIN 48, as appropriate. Such accruals are typically based on developments to date, management's estimates of the outcomes of these matters, our experience in contesting, litigating and settling other non-income tax similar matters, historical claims experience and actuarially determined assumptions of liabilities, and any related insurance coverage. See Notes 7 and 8 in the accompanying financial statements for additional information concerning our contingencies.

Given the inherent uncertainty related to the eventual outcome of these matters and potential insurance recoveries, it is possible that all or some of these matters may be resolved for amounts materially different from any provisions or disclosures that we may have made with respect to their resolution. In addition, as new information becomes available, we may need to reassess the amount of liability that needs to be accrued related to our contingencies. All such revisions in our estimates could materially impact our results of operations and financial position.

Results of Operations

We earn our cruise revenues primarily from the following:

- sales of passenger cruise tickets and, in some cases, the sale of air and other transportation to and from our ships. The cruise ticket price includes accommodations, most meals, some non-alcoholic beverages, entertainment and many onboard activities, and
- sales of goods and/or services primarily onboard our ships (which include, among other things, bar and some beverage sales, shore excursions, casino gaming, and gift shop, spa, photo, and art sales) and pre and post-cruise land packages. These goods and services are provided either directly by us or by independent concessionaires, from which we receive a percentage of their revenues or a fee.

We incur cruise operating costs and expenses for the following:

- the costs of passenger cruise bookings, which represent costs that vary directly with passenger cruise ticket revenues, and include travel agent commissions, air and other transportation related costs and credit card fees,
- onboard and other cruise costs, which represent costs that vary directly with onboard and other revenues, and include the costs of liquor and some beverages, costs of tangible goods sold by us from our gift, photo and art auction activities, costs of pre and post-cruise land packages and credit card fees. Concession revenues do not have significant associated expenses because the costs and services incurred for concession revenues are borne by our concessionaires,
- payroll and related costs, which represent costs for all our shipboard personnel, including deck and engine officers and crew and hotel and administrative employees,
- fuel costs, which include fuel delivery costs,
- food costs, which include both our guest and crew food costs, and
- other ship operating costs, which include repairs and maintenance, including minor improvements and dry-dock expenses, port costs, entertainment, insurance, and all other shipboard operating costs and expenses.

For segment information related to our revenues, expenses, operating income and other financial information see Note 11 in the accompanying financial statements.

Selected Cruise and Other Information

Selected cruise and other information was as follows:

	Years Ended November 30,		
	2008	2007	2006
Passengers carried (in thousands)	8,183	7,672	7,008
Occupancy percentage(a)	105.7%	105.6%	106.0%
Fuel consumption (metric tons in thousands)	3,179	3,033	2,783
Fuel cost per metric ton(b)	$ 558	$ 361	$ 334
Currency			
U.S. dollar to €1	$ 1.49	$ 1.36	$ 1.25
U.S. dollar to £1	$ 1.90	$ 2.00	$ 1.83

(a) In accordance with cruise industry practice, occupancy is calculated using a denominator of two passengers per cabin even though some cabins can accommodate three or more passengers. Percentages in excess of 100% indicate that on average more than two passengers occupied some cabins.

(b) Fuel cost per metric ton is calculated by dividing the cost of our fuel by the number of metric tons consumed.

Fiscal 2008 ("2008") Compared to Fiscal 2007 ("2007")

Revenues

Our total revenues increased $1.6 billion, or 12.4%, from $13.0 billion in 2007 to $14.6 billion in 2008. Of this increase, $1.1 billion was capacity driven by our 8.9% increase in ALBDs (see "Key Performance Non-GAAP Financial Indicators") and the remaining increase of $490 million was primarily due to increases in cruise ticket pricing, including the implementation of our fuel supplements, and the impact of the weaker U.S. dollar against the euro compared to 2007. Our capacity increased 3.6% for our North American cruise brands and 21.0% for our European cruise brands in 2008 compared to 2007, as we continue to implement our planned strategy of expanding in the European cruise marketplace.

Onboard and other revenues included concessionaire revenues of $924 million in 2008 and $830 million in 2007. Onboard and other revenues increased in 2008 compared to 2007, because of the 8.9% increase in ALBDs.

Costs and Expenses

Operating costs increased $1.4 billion, or 18.5%, from $7.6 billion in 2007 to $9.0 billion in 2008. Of this increase, $651 million was capacity driven by our 8.9% increase in ALBDs and the balance of the increase of $760 million was primarily due to increased fuel expenses, increased travel agent commissions on higher ticket revenues and the weaker U.S. dollar against the euro compared to 2007.

Selling and administration expenses increased $50 million, or 3.2%. Of this increase, $137 million was driven by our 8.9% increase in ALBDs, partially offset by a $26 million gain from our hurricane insurance settlement for damages to our Cozumel, Mexico port facility in 2005 and by savings achieved through economies of scale and tight cost controls.

Depreciation and amortization expense increased $148 million, or 13.4%, from $1.1 billion in 2007 to $1.2 billion in 2008, largely due to the 8.9% increase in ALBDs through the addition of new ships, the weaker U.S. dollar compared to the euro and additional ship improvement expenditures.

Our total costs and expenses as a percentage of total revenues rose from 79.1% in 2007 to 81.4% in 2008.

Operating Income

Our operating income increased $4 million primarily due to increased fleet capacity and the effect of increased cruise ticket pricing, partially offset by increased fuel expenses.

Nonoperating (Expense) Income

Net interest expense, excluding capitalized interest, increased $86 million to $430 million in 2008 from $344 million in 2007. This increase was primarily due to a $53 million increase in interest expense from a higher level of average borrowings, a $24 million decrease in interest income due to a lower average level of invested cash and an $8 million decrease from lower average interest rates on invested balances. Capitalized interest increased $8 million during 2008 compared to 2007 primarily due to higher average levels of investment in ship construction projects.

Income Taxes

Income tax expense increased $31 million to $47 million in 2008 from $16 million in 2007 primarily because 2008 included a Mexican deferred income tax expense related to our hurricane insurance settlement and 2007 included the reversal of previously recorded deferred tax valuation allowances and uncertain income tax position liabilities, which were no longer required.

Key Performance Non-GAAP Financial Indicators

ALBDs is a standard measure of passenger capacity for the period, which we use to perform rate and capacity variance analyses to determine the main non-capacity driven factors that cause our cruise revenues and expenses to vary. ALBDs assume that each cabin we offer for sale accommodates two passengers and is computed by multiplying passenger capacity by revenue-producing ship operating days in the period.

We use net cruise revenues per ALBD ("net revenue yields") and net cruise costs per ALBD as significant non-GAAP financial measures of our cruise segment financial performance. These measures enable us to separate the impact of predictable capacity changes from the more unpredictable rate changes that affect our business. We believe these non-GAAP measures provide a better gauge to measure our revenue and cost performance instead of the standard U.S. GAAP-based financial measures. There are no specific rules for determining our non-GAAP financial measures and, accordingly, it is possible that they may not be exactly comparable to the like-kind information presented by other cruise companies, which is a potential risk associated with using them to compare us to other cruise companies.

Net revenue yields are commonly used in the cruise industry to measure a company's cruise segment revenue performance and for revenue management purposes. We use "net cruise revenues" rather than "gross cruise revenues" to calculate net revenue yields. We believe that net cruise revenues is a more meaningful measure in determining revenue yield than gross cruise revenues because it reflects the cruise revenues earned net of our most significant variable costs, which are travel agent commissions, cost of air transportation and certain other variable direct costs associated with onboard and other revenues. Substantially all of our remaining cruise costs are largely fixed, except for the impact of changing prices, once our ship capacity levels have been determined.

Net cruise costs per ALBD is the most significant measure we use to monitor our ability to control our cruise segment costs rather than gross cruise costs per ALBD. We exclude the same variable costs that are included in the calculation of net cruise revenues to calculate net cruise costs to avoid duplicating these variable costs in these two non-GAAP financial measures.

In addition, because a significant portion of our operations utilize the euro or sterling to measure their results and financial condition, the translation of those operations to our U.S. dollar reporting currency results in increases in reported U.S. dollar revenues and expenses if the U.S. dollar weakens against these foreign currencies and decreases in reported U.S. dollar revenues and expenses if the U.S. dollar strengthens against these foreign currencies. Accordingly, we also monitor and report our two non-GAAP financial measures assuming the current period currency exchange rates have remained constant with the prior year's comparable period rates, or on a "constant dollar basis," in order to remove the impact of changes in exchange rates on our non-U.S. dollar cruise operations. We believe that this is a useful measure since it facilitates a comparative view of the growth of our business in a fluctuating currency exchange rate environment.

Gross and net revenue yields were computed by dividing the gross or net revenues, without rounding, by ALBDs as follows:

	Years Ended November 30,				
	2008	2008 Constant Dollar	2007	2007 Constant Dollar	2006
	(in millions, except ALBDs and yields)				
Cruise revenues					
Passenger tickets	$ 11,210	$ 11,064	$ 9,792	$ 9,487	$ 8,903
Onboard and other	3,044	3,016	2,846	2,786	2,514
Gross cruise revenues	14,254	14,080	12,638	12,273	11,417
Less cruise costs					
Commissions, transportation and other	(2,232)	(2,201)	(1,941)	(1,872)	(1,749)
Onboard and other	(501)	(498)	(495)	(485)	(453)
Net cruise revenues	$ 11,521	$ 11,381	$ 10,202	$ 9,916	$ 9,215
ALBDs	58,942,864	58,942,864	54,132,927	54,132,927	49,945,184
Gross revenue yields	$ 241.83	$ 238.88	$ 233.47	$ 226.72	$ 228.58
Net revenue yields	$ 195.46	$ 193.08	$ 188.48	$ 183.18	$ 184.50

Gross and net cruise costs per ALBD were computed by dividing the gross or net cruise costs, without rounding, by ALBDs as follows:

	Years Ended November 30,				
	2008	2008 Constant Dollar	2007	2007 Constant Dollar	2006
	(in millions, except ALBDs and costs per ALBD)				
Cruise operating expenses	$ 8,746	$ 8,667	$ 7,332	$ 7,116	$ 6,477
Cruise selling and administrative expenses	1,594	1,576	1,547	1,500	1,405
Gross cruise costs	10,340	10,243	8,879	8,616	7,882
Less cruise costs included in net cruise revenues					
Commissions, transportation and other	(2,232)	(2,201)	(1,941)	(1,872)	(1,749)
Onboard and other	(501)	(498)	(495)	(485)	(453)
Net cruise costs	$ 7,607	$ 7,544	$ 6,443	$ 6,259	$ 5,680
ALBDs	58,942,864	58,942,864	54,132,927	54,132,927	49,945,184
Gross cruise costs per ALBD	$ 175.43	$ 173.78	$ 164.02	$ 159.17	$ 157.81
Net cruise costs per ALBD	$ 129.06	$ 127.98	$ 119.03	$ 115.63	$ 113.73

Net cruise revenues increased $1.3 billion, or 12.9%, to $11.5 billion in 2008 from $10.2 billion in 2007. The 8.9% increase in ALBDs between 2008 and 2007 accounted for $907 million of the increase, and the remaining $412 million was from increased net revenue yields, which increased 3.7% in 2008 compared to 2007 (gross revenue yields increased by 3.6%). Net revenue yields increased in 2008 primarily due to higher North American ticket prices and the weaker U.S. dollar relative to the euro, partially offset by lower ticket pricing in Europe. Net revenue yields as measured on a constant dollar basis increased 2.4% in 2008 compared to 2007, which was comprised of a 3.7% increase in passenger ticket yields, partially offset by a 1.6% decrease in onboard and other revenue yields. The decrease in onboard and other revenue yields was the result of the significant increase in our European brands' capacity, as they typically have lower onboard and other revenue yields, and lower onboard spending by our guests. Gross cruise revenues increased $1.6 billion, or 12.8%, to $14.3 billion in 2008 from $12.6 billion in 2007 for largely the same reasons as discussed above for net cruise revenues.

Net cruise costs increased $1.2 million, or 18.1%, to $7.6 billion in 2008 from $6.4 billion in 2007. The 8.9% increase in ALBDs between 2008 and 2007 accounted for $573 million of the increase. The balance of $591 million was from increased net cruise costs per ALBD, which increased 8.4% in 2008 compared to 2007 (gross cruise costs per ALBD increased 7.0%). This 8.4% increase was driven by a 54.6% per metric ton increase in fuel cost to $558 per metric ton in 2008, which resulted in an increase in fuel expense of $626 million compared to 2007. This increase was partially offset by a $31 million gain from Cunard's sale of the *Queen Elizabeth 2* ("*QE2*"), a $26 million gain from a hurricane insurance settlement for damages to our Cozumel, Mexico port facilities in 2005 and lower selling and administrative expenses achieved primarily through economies of scale and tight cost controls. Net cruise costs per ALBD as measured on a constant dollar basis increased 7.5% in 2008 compared to 2007. On a constant dollar basis, net cruise costs per ALBD excluding fuel were flat. Gross cruise costs increased $1.5 billion, or 16.5%, in 2008 to $10.3 billion from $8.9 billion in 2007 for largely the same reasons as discussed above for net cruise costs.

Fiscal 2007 ("2007") Compared to Fiscal 2006 ("2006")

Revenues

Our total revenues increased $1.2 billion, or 10.1%, from $11.8 billion in 2006 to $13.0 billion in 2007. Of this increase, $957 million was capacity driven by our 8.4% increase in ALBDs and the remaining increase of $237 million was primarily due to the weaker U.S. dollar relative to the euro and sterling and higher onboard guest spending, partially offset by slightly lower occupancy. Our capacity increased 7.0% for our North American cruise brands and 12.4% for our European cruise brands in 2007 compared to 2006.

Onboard and other revenues included concessionaire revenues of $830 million in 2007 and $694 million in 2006. Onboard and other revenues increased in 2007 compared to 2006, primarily because of the 8.4% increase in ALBDs and increased spending on our ships.

Costs and Expenses

Operating costs increased $837 million, or 12.3%, from $6.8 billion in 2006 to $7.6 billion in 2007. Of this increase, $543 million was capacity driven by our 8.4% increase in ALBDs and the balance of the increase of $293 million was primarily due to a weaker U.S. dollar relative to the euro and sterling, higher fuel expenses, a $20 million Merchant Navy Officers Pension Fund expense and higher repair costs from ship incidents. These increases were partially offset by $21 million of lower dry-dock costs as fewer ships went into dry-dock in 2007 compared to 2006.

Selling and administration expenses increased $132 million, or 9.1%, from $1.4 billion in 2006 to $1.6 billion in 2007. Of this increase, $118 million was capacity driven by our 8.4% increase in ALBDs.

Depreciation and amortization expense increased $113 million, or 11.4%, from $988 million in 2006 to $1.1 billion in 2007, largely due to the 8.4% increase in ALBDs through the addition of new ships, the weaker U.S. dollar compared to the euro and sterling and additional ship improvement expenditures.

Our total costs and expenses as a percentage of total revenues rose from 77.9% in 2006 to 79.1% in 2007.

Operating Income

Our operating income increased $112 million, or 4.3%, primarily due to our increased fleet capacity and weaker U.S. dollar against the euro and sterling, partially offset by our increased fuel expenses.

Nonoperating (Expense) Income

Net interest expense, excluding capitalized interest, increased $21 million to $344 million in 2007 from $323 million in 2006. This increase was due to a $57 million increase in interest expense from a higher level of average borrowings and a $6 million increase from higher average interest rates on average borrowings, partially offset by $33 million of higher interest income due to a higher average level of invested cash and $9 million due to higher average interest rates on invested balances. Capitalized interest increased $7 million during 2007 compared to 2006 primarily due to higher average levels of investment in ship construction projects.

Other expenses in 2006 included a $10 million expense for the write-down of a non-cruise investment, partially offset by a $4 million gain on the subsequent sale of this investment.

Income Taxes

Income tax expense decreased by $23 million to $16 million in 2007 from $39 million in 2006 primarily because 2006 included $11 million of income tax expense for the Military Sealift Command charters and the reversal in 2007 of some uncertain income tax position liabilities, partially offset by higher state income taxes in Alaska.

Key Performance Non-GAAP Financial Indicators

Net cruise revenues increased $987 million, or 10.7%, to $10.2 billion in 2007 from $9.2 billion in 2006. The 8.4% increase in ALBDs between 2007 and 2006 accounted for $772 million of the increase, and the remaining $215 million was from increased net revenue yields, which increased 2.2% in 2007 compared to 2006 (gross revenue yields increased by 2.1%). Net revenue yields increased in 2007 primarily due to the weaker U.S. dollar relative to the euro and sterling and higher onboard guest spending, partially offset by slightly lower occupancy. Net revenue yields as measured on a constant dollar basis decreased 0.7% in 2007 compared to 2006, which was comprised of a 1.8% decrease in passenger ticket yields partially offset by a 3.0% increase in onboard and other yields. This decrease in constant dollar net revenue yields was primarily driven by the softer cruise ticket pricing from North American-sourced contemporary Caribbean cruises especially in the first half of 2007. We believe this decrease in yields was primarily the result of a weaker U.S. economy, including the impact of higher fuel costs and interest rates which impacted demand and the lingering effects of the 2005 hurricane season, which was partially offset by the higher prices we achieved from our European brands, also mostly in the first half of 2007. Gross cruise revenues increased $1.2 billion, or 10.7%, to $12.6 billion in 2007 from $11.4 billion in 2006 for largely the same reasons as discussed above for net cruise revenues.

Net cruise costs increased $763 million, or 13.4%, to $6.4 billion in 2007 from $5.7 billion in 2006. The 8.4% increase in ALBDs between 2007 and 2006 accounted for $476 million of the increase. The balance of $287 million was from increased net cruise costs per ALBD, which increased 4.7% in 2007 compared to 2006 (gross cruise costs per ALBD increased 3.9%). Net cruise costs per ALBD increased in 2007 primarily due to a weaker U.S. dollar relative to the euro and sterling, a $27 per metric ton increase in fuel cost to $361 per metric ton in 2007, which resulted in an increase in fuel expense of $82 million compared to 2006, a $20 million Merchant Navy Officers Pension Fund expense and higher repair costs from ship incidents. These increases were partially offset by $21 million of lower dry-dock costs as fewer ships went into dry-dock in 2007 compared to 2006. Net cruise costs per ALBD as measured on a constant dollar basis increased 1.7% in 2007 compared to

2006. On a constant dollar basis, net cruise costs per ALBD, excluding fuel increased 1.0%. Gross cruise costs increased $997 million, or 12.6%, in 2007 to $8.9 billion from $7.9 billion in 2006 for largely the same reasons as discussed above for net cruise costs.

Liquidity and Capital Resources

As discussed in our Executive Overview, we believe preserving cash and liquidity at this point in time is a prudent step which will further strengthen our balance sheet and enhance our financial flexibility. Accordingly in October 2008, the Board of Directors voted to suspend our quarterly dividend beginning March 2009. We intend to maintain the dividend suspension throughout 2009. Our cash from operations and committed financing facilities for 2009 along with our available cash and cash equivalent balances are forecasted to be sufficient to fund our expected 2009 cash requirements. Therefore, we believe we will not be required to obtain new debt during 2009; however, we may do so opportunistically to enhance our liquidity. Our immediate objective is to ensure we have sufficient liquidity available with a high degree of certainty throughout 2009 despite current market conditions.

Our overall strategy is to maintain an acceptable level of liquidity with cash and cash equivalents and with committed credit facilities for immediate and future liquidity needs and a reasonable debt maturity profile that is spread out over a number of years. To date, although our costs of borrowing have increased in certain cases and the availability of funding is not as widespread as it has been in the past, we continue to opportunistically put in place committed credit facilities. Given the decision by our Board of Directors to suspend the quarterly dividend and our current financial position, we do not expect the current highly volatile state of the financial markets will have a significant adverse impact on our ability to maintain an acceptable level of liquidity during 2009.

Sources and Uses of Cash

Our business provided $3.4 billion of net cash from operations during fiscal 2008, a decrease of $678 million, or 16.7%, compared to fiscal 2007. The majority of this decrease resulted from a $506 million year-over-year decrease in cash received from customers' deposits. This decrease resulted primarily from guests booking cruises and paying their deposits closer to the sailing dates and cruises being purchased for lower ticket prices compared to the comparable prior period when guests booked their cruises and paid their deposits further in advance of the sailing dates and cruises were purchased for higher ticket prices.

At November 30, 2008 and 2007, we had working capital deficits of $4.1 billion and $5.3 billion, respectively. Our November 30, 2008 deficit included $2.5 billion of customer deposits, which represent the passenger revenues we collect in advance of sailing dates and, accordingly, is substantially more of a deferred revenue item rather than an actual current cash liability. We use our long-term ship assets to realize a portion of this deferred revenue in addition to consuming current assets. In addition, our November 30, 2008 working capital deficit included $1.6 billion of current debt obligations, which included $649 million outstanding under our Facility. Our Facility, substantially all of which matures in 2012, is available to provide long-term rollover financing of our current debt. After excluding customer deposits and current debt obligations from our working capital deficit balance, our non-GAAP adjusted working capital deficit was only $4 million.

We continue to generate substantial cash from operations and have strong investment grade credit ratings of A-/A3, which provide us with flexibility in most financial credit market environments to refinance our current debt, if necessary. Accordingly, we believe we have the ability to maintain a substantial working capital deficit and still meet our operating, investing and financing needs over the next 12 months. As explained above, our business model allows us to operate with a significant working capital deficit and, accordingly, we believe we will continue to have a working capital deficit for the foreseeable future.

Our Standard & Poor's Rating Services A- credit rating recently was assigned a negative outlook, which reflects their concern that the weakened state of the economy and the pull back in consumer spending will pressure our ability to sustain our A- credit rating. If we were to be downgraded by S&P to BBB+, although this would result in a slight increase in our borrowing costs on a prospective basis, we do not believe it would have a material adverse impact on our financial results or our ability to obtain committed credit facilities or issue debt.

During fiscal 2008, our net expenditures for capital projects were $3.4 billion, of which $2.7 billion was spent for our ongoing new shipbuilding program, including $2.1 billion for the final delivery payments for *Ventura, AIDAbella, Eurodam, Carnival Splendor* and *Ruby Princess*. In addition to our new shipbuilding program, we had capital expenditures of $391 million for ship improvements and replacements and $231 million for Alaska tour assets, cruise port facility developments and information technology and other assets. Also during fiscal 2008, we received an aggregate of $141 million from the sale of the *QE2* and the final payment on the 2003 sale of Holland America Line's *Nieuw Amsterdam*.

During fiscal 2008, under our Facility we borrowed and repaid $4.1 billion and $4.2 billion, respectively, in connection with our needs for cash at various times throughout the year. In addition, during fiscal 2008 we borrowed $2.2 billion of other long-term debt, principally under ship financing and related facilities compared to $2.7 billion in 2007, or a decrease of $500 million. We repaid $1.2 billion of other long-term debt, which was primarily comprised of $302 million of our 1.75% Notes, $233 million of our Zero-Coupon Notes, $308 million upon maturity of our 4.4% and 6.15% fixed rate notes and $206 million of our semi-annual export credit facility payments. Finally, we paid cash dividends of $1.3 billion in 2008 and purchased $83 million, net, of Carnival Corporation common stock and Carnival plc ordinary shares in open market transactions.

Future Commitments and Funding Sources

At November 30, 2008, our contractual cash obligations were as follows (in millions):

		Payments Due by Fiscal Year					
Contractual Cash Obligations	**Total**	**2009**	**2010**	**2011**	**2012**	**2013**	**Thereafter**
Recorded Contractual Obligations							
Short-term borrowings(a)	$ 256	$ 256					
Facility(a)	791	649			$ 142		
Convertible notes(a)	866	271		$ 595			
Other long-term notes(a)	7,430	432	$1,001	432	934	$1,357	$3,274
Other long-term liabilities reflected on the balance sheet(b)	696	64	111	84	68	32	337
Unrecorded Contractual Obligations							
Shipbuilding(c)	8,342	2,647	2,827	1,887	981		
Operating leases(c)	274	41	34	31	30	26	112
Port facilities and other(c)	974	143	104	77	69	68	513
Purchase obligations(d)	434	358	43	16	8	5	4
Fixed-rate interest payments(e)	2,265	322	301	284	267	225	866
Variable-rate interest payments(e)	224	67	45	37	31	17	27
Total contractual cash obligations(f)	$22,552	$5,250	$4,466	$3,443	$2,530	$1,730	$5,133

(a) Our 2009 cash obligations include $649 million of debt outstanding under our long-term Facility, and as such these obligations can be rolled-over on a long-term basis under this Facility, if we so desire. Also included in 2009 and 2011 is $271 million and $595 million of our convertible notes, respectively, since the noteholders have put options in October 2009 and April 2011, respectively. If these notes are put to us, at our election we can settle these obligations through the issuance of common stock, cash, or a combination thereof. Based on the Carnival Corporation current common stock price, we expect that the $271 million will be put to us in October 2009, and we currently anticipate that we will repay this obligation in cash. Our debt, excluding short-term borrowings, has a weighted-average maturity of five years. See Note 5 in the accompanying financial statements for additional information regarding these contractual cash obligations.

(b) Represents cash outflows for certain of our long-term liabilities that could be reasonably estimated. The primary outflows are for estimates of our employee benefit plan obligations, crew and guest claims, lease out and lease back obligations, uncertain income tax position liabilities, certain deferred income taxes, derivative contracts payable and other long-term liabilities. Deferred income and certain deferred income taxes have been excluded from the table because they do not require a cash settlement in the future or the timing of the cash flows cannot be reasonably estimated.

(c) Our shipbuilding commitments are contractual commitments and, accordingly, cannot be cancelled by us or the shipyards without the incurrence of significant contractual liquidating damage payments. See Note 6 in the accompanying financial statements for additional information regarding these contractual cash obligations.

(d) Represents legally-binding commitments to purchase inventory and other goods and services made in the normal course of business to meet operational requirements. Many of our contracts contain clauses that allow us to terminate the contract with notice, and with or without a termination penalty. Termination penalties are generally an amount less than the original obligation. Historically, we have not had any significant defaults of our contractual obligations or incurred significant penalties for termination of our contractual obligations.

(e) Fixed-rate interest payments represent cash outflows for fixed interest payments, including interest swapped from a variable-rate to a fixed-rate. Variable-rate interest payments represent forecasted cash outflows for interest payments on variable-rate debt, including interest swapped from a fixed-rate to a variable-rate, using the November 30, 2008 interest rates for the remaining terms of the loans.

(f) Amounts payable in foreign currencies, which are usually euro and sterling, are based on the November 30, 2008 exchange rates.

In June 2006, the Boards of Directors authorized the repurchase of up to an aggregate of $1 billion of Carnival Corporation common stock and/or Carnival plc ordinary shares subject to certain restrictions. On September 19, 2007, the Boards of Directors increased the remaining $578 million authorization back to $1 billion. During fiscal 2008, we purchased 1.3 million Carnival plc ordinary shares at an average price of $43.77, and 0.6 million shares of Carnival Corporation common stock at an average price of $44.63. At January 28, 2009, the remaining availability pursuant to our repurchase program was $787 million. It is not our present intention to repurchase Carnival Corporation common stock and/or Carnival plc ordinary shares under our authorized share repurchase program, except for repurchases resulting from our stock swap program as discussed below. No expiration date has been specified for this authorization; however, the Carnival plc share repurchase authorization requires annual shareholder approval.

In October 2008, we filed a prospectus supplement with the SEC to issue up to 19.2 million Carnival Corporation shares of common stock in the U.S. market. The Carnival Corporation common stock has been and will be sold at market prices and the sale proceeds have been and will be used to repurchase ordinary shares of Carnival plc in the UK market on at least an equivalent basis, with the remaining net proceeds, if any, used for general corporate purposes, including repurchases under our authorized share repurchase program. Under this "stock swap program", we expect to issue Carnival Corporation common stock in the U.S. market only to the extent we can complete the purchase of the Carnival plc ordinary shares in open market transactions with a resulting economic benefit, which is derived from the fact that Carnival plc ordinary shares sometimes trade at a discount to Carnival Corporation common stock.

As previously discussed, in October 2008 the Board of Directors voted to suspend our quarterly dividend beginning March 2009. We intend to maintain the dividend suspension throughout 2009, but will reevaluate our dividend policy based on circumstances prevailing during the year.

At November 30, 2008, as adjusted for the termination of our $470 million short-term revolver and including the long-term revolving credit facility and ship financing commitments we entered into subsequent to our year-end, we had liquidity of $3.6 billion. Our liquidity consisted of $370 million of cash and cash equivalents, excluding cash on hand of $280 million used for current operations, $1.4 billion available for borrowing under our revolving credit facilities and $1.9 billion under committed ship financing facilities. Of this $1.9 billion of committed ship facilities, $813 million is expected to be funded in 2009 and the balance of $1.1 billion is expected to be funded in 2010, 2011 and 2012. Substantially all of our Facility matures in 2012. We rely on, and have banking relationships with, numerous banks that have credit ratings of A or above, which we believe would assist us in attempting to access multiple sources for funding just in case some lenders are unwilling or unable to lend to us. However, we believe that our revolving credit facilities and committed ship financings will be honored as required pursuant to their contractual terms.

Substantially all of our debt agreements contain one or more financial covenants as described in Note 5 in the accompanying financial statements. Generally, if an event of default under any debt agreement occurs, then pursuant to cross default acceleration clauses, substantially all of our outstanding debt and derivative contract payables could become due, and all debt and derivative contracts could be terminated.

As of and for the year ended November 30, 2008, we believe we had met all of our debt covenants. In addition, based on our forecasted operating results, financial condition and cash flows for fiscal 2009, we expect to be in compliance with our debt covenants during fiscal 2009. However, our forecasted cash flow from operations and access to the capital markets can be adversely impacted by numerous factors outside our control including, but not limited to, those noted under "Cautionary Note Concerning Factors That May Affect Future Results."

Based primarily on our historical results, current financial condition and forecasts, we believe that our existing liquidity and cash flow from future operations will be sufficient to fund the majority of our expected capital projects (including shipbuilding commitments), debt service requirements, convertible debt redemptions, working capital and other firm commitments over the next several years. In addition, we believe that in most financial credit market environments we will be able to secure the necessary financings from banks or through the offering of debt and/or equity securities in the public or private markets or take other actions to fund these remaining future cash requirements.

Off-Balance Sheet Arrangements

We are not a party to any off-balance sheet arrangements, including guarantee contracts, retained or contingent interests, certain derivative instruments and variable interest entities, that either have, or are reasonably likely to have, a current or future material effect on our financial statements.

Foreign Currency Exchange Rate Risks

Operational and Investment Currency Risk

We manage our exposure to fluctuations in foreign currency exchange rates through our normal operating and financing activities, including netting certain exposures to take advantage of any natural offsets and, when considered appropriate, through the use of derivative and nonderivative financial instruments. Our focus is to manage the economic risks faced by our operations, which are the real foreign currency exchange risks that will ultimately be realized by us when we exchange one currency for another, and not the accounting risks. The financial impacts of these hedging instruments are generally offset by corresponding changes in the underlying exposures being hedged. Our policy is to not use any financial instruments for trading or other speculative purposes.

Our growing international business operations, conducted primarily through AIDA in Germany, Costa in southern Europe and China, Ibero in Spain, P&O Cruises, Cunard, and Ocean Village in the UK and P&O Cruises Australia in Australia, subject us to an increasing level of foreign currency exchange risk related to the euro, sterling and Australian dollar because these operations have either the euro, sterling or Australian dollar as their functional currency. Accordingly, exchange rate fluctuations of the euro, sterling or Australian dollar against the U.S. dollar will affect our reported financial results since the reporting currency for our consolidated financial statements is the U.S. dollar and the functional currency for our international operations is generally the local currency. Any strengthening of the U.S. dollar against these local functional currencies has the financial statement effect of decreasing the U.S. dollar values reported for cruise revenues and cruise expenses in our Consolidated Statements of Operations. Weakening of the U.S. dollar has the opposite effect.

Most of our brands have non-functional currency risk related to their international sales operations, which has become an increasingly larger part of most of their businesses over time, and includes the same currencies noted above, as well as the U.S. and Canadian dollars. In addition, all of our brands have non-functional currency expenses for a portion of their operating expenses. Accordingly, a weakening of the U.S. dollar against these currencies results in both increased revenues and increased expenses, resulting in some degree of natural offset due to currency exchange movements within our Consolidated Statements of Operations for these transactional currency gains and losses. Therefore, we do not seek to hedge these risks with financial instruments but rather manage them as described above. The strengthening of the U.S. dollar against these currencies has the opposite effect.

We consider our investments in foreign subsidiaries to be denominated in relatively stable currencies and of a long-term nature. In addition to the net investment hedging strategy discussed below under "Newbuild Currency Risk", we also partially address these net investment currency exposures by denominating a portion of our debt, including the effect of foreign currency swaps, in our subsidiaries' functional currencies (generally the euro or sterling). Specifically, we have debt of $1.6 billion in euros and $320 million in sterling and have $284 million of foreign currency forwards, whereby we have converted $284 million of U.S. dollar debt into euro debt, thus partially offsetting these foreign currency exchange rate risks. At November 30, 2008, the fair value of these foreign currency forwards was an unrealized gain of $13 million, which is recorded in AOCI, which offsets a portion of the losses recorded in AOCI upon translating our foreign subsidiaries' net assets into U.S. dollars. The forwards mature through 2017. Based upon a 10% hypothetical change in the November 30, 2008 foreign currency exchange rates, assuming no changes in comparative interest rates, we estimate that these foreign currency contracts' fair values would change by $28 million, which would be offset by a corresponding change of $28 million in the U.S. dollar value of our net investments.

Finally, at November 30, 2008 we have three foreign currency swaps that were designated as cash flow hedges and effectively converted $398 million of U.S. dollar fixed interest rate debt into sterling fixed interest rate debt. Sterling is the functional currency of our operation that has the obligation to repay this debt. At November 30, 2008, the fair value of these foreign currency swaps was an unrealized gain of $104 million. Subsequent to November 30, 2008, we closed out of these foreign currency swaps and thus re-aligned the debt with the parent company's U.S. dollar functional currency.

Newbuild Currency Risk

The majority of our newbuild capacity on order is for our Costa and AIDA European brands, for which we do not have significant currency risk because all our ships are contracted for in euros, which is these brands' functional currency. However, our U.S. dollar functional currency brands, comprised of Carnival Cruise Lines, Princess, Holland America Line and Seabourn, and our sterling functional currency brands, comprised of P&O Cruises and Cunard, have foreign currency exchange rate risks related to our outstanding or possible future commitments under ship construction contracts denominated in euros. These foreign currency commitments are affected by fluctuations in the value of the functional currency as compared to the currency in which the shipbuilding contract is denominated. We use foreign currency contracts and have used nonderivative financial instruments to manage foreign currency exchange rate risk for some of our ship construction contracts (see Notes 2, 6 and 10 in the accompanying financial statements). Accordingly, increases and decreases in the fair value of these foreign currency contracts offset changes in the fair value of the foreign currency denominated ship construction commitments, thus resulting in the elimination of such risk.

During 2008, we entered into foreign currency forwards and options that are designated as cash flow hedges for the remaining euro-denominated shipyard payments for *Carnival Dream* in order to effectively lock in a maximum exchange rate of $1.584 to the euro. Accordingly, we will have a maximum payment of $723 million, inclusive of the option premium for *Carnival Dream's* remaining shipyard payments. However, unlike foreign currency forwards as a result of the currency options, which are for 50% of these remaining shipyard payments, we will benefit if the dollar exchange rate is below $1.584 to the euro. At November 30, 2008, the fair value of these foreign currency options and forwards, which mature through September 2009, was a realized and unrealized net loss of $66 million which is recorded, along with an offsetting $66 million amount recognized in AOCI, on our accompanying 2008 balance sheet. Based upon a 10% hypothetical weakening or strengthening of the U.S. dollar compared to the euro as of November 30, 2008, assuming no changes in comparative interest rates, the estimated aggregated fair value of these foreign currency forwards and options would increase by $46 million or decrease by $35 million, respectively, which would be offset by a decrease of $46 million or increase of $35 million, respectively, in the U.S. dollar value of the related foreign currency ship construction contract and result in no net dollar impact to us.

Also, during 2008 we entered into a call option and a put option that were designed as a zero cost collar, and are collectively designated as a cash flow hedge of *Nieuw Amsterdam's* final shipyard payment. Under this zero cost collar the minimum exchange rate we would be required to pay is $1.28 to the euro and the maximum exchange rate we would be required to pay is $1.45 to the euro. If the spot rate is in between these two amounts on the date of delivery, then we would not owe or receive any payments under this zero cost collar. At November 30, 2008, the fair value of this zero cost collar was an unrealized net loss of $20 million, which was recorded in AOCI and it matures in June 2010. Based upon a 10% hypothetical change of the U.S. dollar compared to the euro as of November 30, 2008, assuming no changes in comparative interest rates, the estimated fair value of this foreign currency zero cost collar would change by $35 million, which would be offset by a corresponding change of $35 million in the U.S. dollar value of the related foreign currency ship construction contract and result in no net dollar impact to us.

At November 30, 2008, we have four euro-denominated shipbuilding commitments scheduled for delivery between June 2009 and May 2011 and aggregating $1.5 billion assigned to two of our U.S. dollar functional currency brands for which we have not entered into any foreign currency forwards or options. Therefore, the U.S. dollar cost of these ships will increase or decrease based upon changes in the exchange rate until the payments are made under the shipbuilding contracts or we enter into foreign currency hedges. A portion of our net investment in euro-denominated cruise operations effectively acts as an economic hedge against a portion of these euro commitments. Accordingly, a portion of any increase or decrease in our ship costs resulting from changes in the exchange rates will be offset by a corresponding change in the net assets of our euro-denominated cruise operations. Based upon a 10% hypothetical change in the U.S. dollar compared to the euro as of November 30, 2008, assuming no changes in comparative interest rates, the unpaid cost of these ships would have a corresponding change of $142 million.

At November 30, 2008, we have two euro-denominated shipbuilding commitments scheduled for delivery in March and September 2010 and aggregating $1.3 billion assigned to two of our sterling functional currency brands for which we have not entered into any foreign currency contracts. Therefore, the sterling cost of these ships will increase or decrease based upon changes in the exchange rate until the payments are made under the shipbuilding contracts or we enter into foreign currency hedges. Based upon a 10% hypothetical change in the November 30, 2008 sterling to euro foreign currency exchange rate, assuming no changes in comparative interest rates and assuming the U.S. dollar exchange rate to the sterling remains constant, the unpaid cost of these ships would have a corresponding change of $122 million.

Our decisions regarding whether or not to hedge a given ship commitment for our North American and UK brands are made on a case-by-case basis, taking into consideration the amount and duration of the exposure, market volatility, exchange rate correlation, economic trends and other offsetting risks.

The cost of shipbuilding orders that we may place in the future for our cruise lines that generate their cash flows in a currency that is different than the shipyard's operating currency, generally the euro, is expected to be affected by foreign currency exchange rate fluctuations. Given the movement in the U.S. dollar and sterling relative to the euro over the past several years, the U.S. dollar and sterling cost to order new cruise ships has been volatile. If the U.S. dollar or sterling declines against the euro, this may affect our ability to order future new cruise ships for U.S. dollar or sterling functional currency brands.

Interest Rate Risks

We manage our exposure to fluctuations in interest rates through our investment and debt portfolio management strategies. These strategies include purchasing high quality short-term investments with variable interest rates, and evaluating our debt portfolio to make periodic adjustments to the mix of variable and fixed rate debt through the use of interest rate swaps and the issuance of new debt. At November 30, 2008 and 2007, 74% and 69% of the interest cost on our debt was fixed and 26% and 31% was variable, including the effect of our interest rate swaps, respectively.

Specifically, we have an interest rate swap at November 30, 2008, which effectively changed $96 million of fixed rate debt to LIBOR-based floating rate debt. The fair value of our debt and interest rate swaps at November 30, 2008 was $7.4 billion. Based upon a hypothetical 10% change in the November 30, 2008 market interest rates, assuming no change in currency exchange rates, the fair value of our debt and interest rate swap would change by approximately $118 million. In addition, based upon a hypothetical 10% change in the November 30, 2008 interest rates, our annual interest expense on variable rate debt, including the effect of our interest rate swaps, would change by approximately $7 million.

In addition, based upon a hypothetical 10% change in Carnival Corporation's November 30, 2008 common stock price, the fair value of our convertible notes would have a corresponding change of approximately $6 million.

These hypothetical amounts are determined by considering the impact of the hypothetical interest rates and common stock price on our existing debt and interest rate swaps. This analysis does not consider the effects of the changes in the level of overall economic activity that could exist in such environments or any relationships which may exist between interest rate and stock price movements. Furthermore, substantially all of our fixed rate debt can only be called or prepaid by incurring significant break fees, therefore it is unlikely we will be able to take any significant steps in the short-term to mitigate our exposure in the event of a significant decrease in market interest rates.

Bunker Fuel Price Risks

We do not use financial instruments to hedge our exposure to the bunker fuel price market risk. We estimate that our fiscal 2009 fuel expense would change by approximately $3.3 million for each $1 per metric ton corresponding change in our average bunker fuel price.

Selected Financial Data

The selected consolidated financial data presented below for fiscal 2004 through 2008 and as of the end of each such year, except for the other operating data, are derived from our audited financial statements and should be read in conjunction with those financial statements and the related notes.

	Years Ended November 30,				
	2008	2007	2006	2005	2004
	(in millions, except per share data)				
Statement of Operations and Cash Flow Data(a)					
Revenues	$14,646	$13,033	$11,839	$11,094	$ 9,727
Operating income	$ 2,729	$ 2,725	$ 2,613	$ 2,639	$ 2,128
Net income	$ 2,330	$ 2,408	$ 2,279	$ 2,253	$ 1,809
Earnings per share					
Basic	$ 2.96	$ 3.04	$ 2.85	$ 2.80	$ 2.25
Diluted	$ 2.90	$ 2.95	$ 2.77	$ 2.70	$ 2.18
Dividends declared per share	$ 1.60	$ 1.375	$ 1.025	$ 0.80	$ 0.525
Cash from operations	$ 3,391	$ 4,069	$ 3,633	$ 3,410	$ 3,216
Cash used in investing activities	$ 3,255	$ 3,746	$ 2,443	$ 1,970	$ 3,089
Capital expenditures	$ 3,353	$ 3,312	$ 2,480	$ 1,977	$ 3,586
Cash used in financing activities	$ 315	$ 604	$ 1,212	$ 892	$ 79
Dividends paid	$ 1,261	$ 990	$ 803	$ 566	$ 400

	As of November 30,				
	2008	2007	2006	2005	2004
	(in millions, except percentages)				
Balance Sheet and Other Data					
Total assets	$33,400	$34,181	$30,552	$28,349	$27,548
Total debt	$ 9,343	$ 8,852	$ 7,847	$ 7,352	$ 7,953
Total shareholders' equity	$19,098	$19,963	$18,210	$16,883	$15,672
Total debt to capital(b)	32.9%	30.7%	30.1%	30.3%	33.7%

	Years Ended November 30,				
	2008	2007	2006	2005	2004
Other Operating Data					
ALBDs (in thousands)	58,943	54,133	49,945	47,755	44,009
Passengers carried (in thousands)	8,183	7,672	7,008	6,848	6,306
Occupancy percentage	105.7%	105.6%	106.0%	105.6%	104.5%
Fuel consumption (metric tons in thousands)	3,179	3,033	2,783	2,728	2,535
Fuel cost per metric ton	$ 558	$ 361	$ 334	$ 259	$ 194
Currency					
U.S. dollar to €1	$ 1.49	$ 1.36	$ 1.25	$ 1.25	$ 1.23
U.S. dollar to £1	$ 1.90	$ 2.00	$ 1.83	$ 1.83	$ 1.82

(a) The 2006 net income was reduced by $57 million of share-based compensation expense related to the expensing of stock options and RSUs as a result of our adoption of SFAS No. 123(R) in 2006 (see Note 2).

(b) Percentage of total debt to the sum of total debt and shareholders' equity.

Market Price for Common Stock and Ordinary Shares

Carnival Corporation's common stock, together with paired trust shares of beneficial interest in the P&O Princess Special Voting Trust (which holds a Special Voting Share of Carnival plc) is traded on the NYSE under the symbol "CCL." Carnival plc's ordinary shares trade on the London Stock Exchange under the symbol "CCL." Carnival plc's American Depository Shares ("ADSs"), each one of which represents one Carnival plc ordinary share, are traded on the NYSE under the symbol "CUK." The depository for the ADSs is JPMorgan Chase Bank. The daily high and low stock sales price for the periods indicated on their primary exchange was as follows:

	Carnival Corporation		Carnival plc			
			Price per Ordinary Share (GBP)		Price per ADS (USD)	
	High	Low	High	Low	High	Low
Fiscal 2008						
Fourth Quarter	$42.24	$14.86	£21.53	£10.55	$38.90	$15.25
Third Quarter	$41.47	$29.22	£20.20	£14.06	$39.60	$28.36
Second Quarter	$43.54	$36.10	£21.63	£17.66	$43.00	$35.77
First Quarter	$46.20	$37.64	£22.76	£17.39	$45.21	$37.19
Fiscal 2007						
Fourth Quarter	$52.10	$42.06	£25.00	£19.83	$50.65	$40.92
Third Quarter	$51.85	$41.70	£26.51	£20.32	$52.68	$40.73
Second Quarter	$50.77	$44.39	£26.74	£23.53	$52.16	$45.66
First Quarter	$52.73	$45.75	£28.40	£23.50	$55.45	$47.20

As of January 22, 2009, there were 3,670 holders of record of Carnival Corporation common stock and 41,282 holders of record of Carnival plc ordinary shares and 99 holders of record of Carnival plc ADSs. The past performance of our stock prices cannot be relied on as a guide to their future performance.

All dividends for both Carnival Corporation and Carnival plc are declared in U.S. dollars. If declared, holders of Carnival Corporation common stock and Carnival plc ADSs receive a dividend payable in U.S. dollars. The dividends payable for Carnival plc ordinary shares are payable in sterling, unless the shareholders elect to receive the dividends in U.S. dollars. Dividends payable in sterling will be converted from U.S. dollars into sterling at the U.S. dollar to sterling exchange rate quoted by the Bank of England in London at 12:00 p.m. on the next combined U.S. and UK business day that follows the quarter end. In October 2008, our Board of Directors voted to suspend our quarterly dividend beginning March 2009. We intend to maintain the dividend suspension throughout 2009, but will reevaluate our dividend policy based on the circumstances prevailing during the year.

Stock Performance Graphs

Carnival Corporation

The following graph compares the Price Performance of $100 if invested in Carnival Corporation common stock with the Price Performance of $100 if invested in each of the S&P 500 Index, the Dow Jones U.S. Travel and Leisure Index (the "Dow Jones Index") and the FTSE 100 Index. The Price Performance, as used in the Performance Graph, is calculated by assuming $100 is invested at the beginning of the period in Carnival Corporation common stock at a price equal to the market value. At the end of each fiscal year the total value of the investment is computed by taking the number of shares owned, assuming Carnival Corporation dividends are reinvested on an annual basis, multiplied by the market price of the shares at the end of each fiscal year.

5-YEAR CUMULATIVE TOTAL RETURNS



$175.00
$150.00
$125.00
$100.00
$75.00
$50.00
2003
2004
2005
2006
2007
2008

Carnival Corporation Common Stock
S&P 500 Index
Dow Jones Index
FTSE 100 Index

Assumes $100 Invested on December 1, 2003
Assumes Dividends Reinvested
Years Ended November 30,

	2003	2004	2005	2006	2007	2008
Carnival Corporation Common Stock	$100	$152	$159	$146	$139	$68
Dow Jones Index	$100	$119	$128	$153	$164	$90
S&P 500 Index	$100	$113	$122	$140	$151	$93
FTSE 100 Index	$100	$108	$125	$139	$148	$99

Carnival plc

The following graph compares the Price Performance of $100 invested in Carnival plc ADSs, each representing one ordinary share of Carnival plc, with the Price Performance of $100 invested in each of the indexes noted below. The Price Performance is calculated in a similar manner as noted above.



5-YEAR CUMULATIVE TOTAL RETURNS
$175.00
$150.00
$125.00
$100.00
$75.00
$50.00
2003
2004
2005
2006
2007
2008
Carnival plc ADS
Dow Jones Index
S&P 500 Index
FTSE 100 Index

	Assumes $100 Invested on December 1, 2003 Assumes Dividends Reinvested Years Ended November 30,					
	2003	**2004**	**2005**	**2006**	**2007**	**2008**
Carnival plc ADS	$100	$161	$164	$147	$135	$69
Dow Jones Index	$100	$119	$128	$153	$164	$90
S&P 500 Composite	$100	$113	$122	$140	$151	$93
FTSE 100 Index	$100	$108	$125	$139	$148	$99

Selected Quarterly Financial Data (Unaudited)

Our revenues from the sale of passenger tickets are seasonal. Historically, demand for cruises has been greatest during our third fiscal quarter, which includes the Northern Hemisphere summer months, and holidays. This higher demand during the third quarter and holidays results in higher net revenue yields and, accordingly, the largest share of our net income is earned during these periods. The seasonality of our results is increased due to ships being taken out of service for maintenance, which we typically schedule during non-peak demand periods. In addition, substantially all of Holland America Tours' and Princess Tours' revenues and net income are generated from May through September in conjunction with the Alaska cruise season.

Quarterly financial results for fiscal 2008 were as follows:

	Quarters Ended			
	February 29	May 31	August 31	November 30
	(in millions, except per share data)			
Revenues	$3,152	$3,378	$4,814	$3,302
Operating income	$ 312	$ 482	$1,485	$ 450 (a)
Net income	$ 236	$ 390	$1,333	$ 371 (a)
Earnings per share				
Basic	$ 0.30	$ 0.50	$ 1.70	$ 0.47
Diluted	$ 0.30	$ 0.49	$ 1.65	$ 0.47
Dividends declared per share	$ 0.40	$ 0.40	$ 0.40	$ 0.40

(a) Includes a $31 million gain on the sale of *QE2*.

Quarterly financial results for fiscal 2007 were as follows:

	Quarters Ended			
	February 28	May 31	August 31	November 30
	(in millions, except per share data)			
Revenues	$2,688	$2,900	$4,321	$3,124
Operating income	$ 353	$ 459	$1,490	$ 423
Net income	$ 283	$ 390	$1,377	$ 358
Earnings per share				
Basic	$ 0.36	$ 0.49	$ 1.73	$ 0.45
Diluted	$ 0.35	$ 0.48	$ 1.67	$ 0.44
Dividends declared per share	$0.275	$ 0.35	$ 0.35	$ 0.40

CORPORATE INFORMATION

EXECUTIVE OFFICERS

CARNIVAL CORPORATION & PLC

Micky Arison
Chairman of the Board and
Chief Executive Officer

Howard S. Frank
Vice Chairman of the Board and
Chief Operating Officer

David Bernstein
Senior Vice President and
Chief Financial Officer

Arnaldo Perez
Senior Vice President,
General Counsel and Secretary

Larry Freedman
Chief Accounting Officer and
Vice President-Controller

CARNIVAL CRUISE LINES
Gerald R. Cahill
President and Chief Executive Officer

CARNIVAL UK
David K. Dingle
Chief Executive Officer

COSTA CROCIERE, S.p.A.
Pier Luigi Foschi
Chairman and Chief Executive Officer

HOLLAND AMERICA LINE INC.
Stein Kruse
President and Chief Executive Officer

PRINCESS CRUISES
Alan B. Buckelew
President and Chief Executive Officer

OTHER SENIOR EXECUTIVES

Richard D. Ames
Senior Vice President Shared Services
Carnival Corporation & plc

Bo-Erik Blomqvist
Senior Vice President
Corporate Shipbuilding
Carnival Corporation & plc

Wayne Byers
Senior Vice President
Global Human Resources
Carnival Corporation & plc

Pamela C. Conover
President and Chief Executive Officer
The Yachts of Seabourn

Rodney C. Dofort
Senior Vice President
Casino Division
Carnival Corporation & plc

Giora Israel
Senior Vice President
Port and Destination Development
Carnival Corporation & plc



Mario Martini
President
Iberocruceros

Gianni Onorato
President
Costa Crociere, S.p.A.

Ann Sherry A.O.
President and Chief Executive Officer
P&O Cruises Australia

Michael Thamm
President
AIDA Cruises

BOARD OF DIRECTORS

Micky Arison [3]
Chairman of the Board and
Chief Executive Officer
Carnival Corporation & plc

Richard G. Capen, Jr. [4]
Former United States
Ambassador to Spain
Corporate Director, Author and
Business Consultant

Robert H. Dickinson
Former President and
Chief Executive Officer
Carnival Cruise Lines

Arnold W. Donald [2,4]
Former President and
Chief Executive Officer
Juvenile Diabetes Research
Foundation International

Pier Luigi Foschi
Chairman and Chief Executive Officer
Costa Crociere, S.p.A.

Howard S. Frank [3]
Vice Chairman of the Board and
Chief Operating Officer
Carnival Corporation & plc

Richard J. Glasier [1,2]
Former President and
Chief Executive Officer
Argosy Gaming Company

Modesto A. Maidique [1]
President
Florida International University

Sir John Parker [4,5]
Chairman National Grid plc and
Vice Chairman of DP World (Dubai)

Peter G. Ratcliffe
Former Chief Executive Officer
P&O Princess Cruises International

Stuart Subotnick [1,5]
General Partner and
Executive Vice President
Metromedia Company

Laura Weil [1,2]
Former Chief Financial Officer and
Executive Vice President
American Eagle Outfitters, Inc.

Randall J. Weisenburger [1]
Executive Vice President and Chief Financial
Officer
Omnicom Group Inc.

Uzi Zucker [1,3,5]
Private Investor

DIRECTORS EMERITUS AND LIFE PRESIDENTS

Ted Arison (1924-1999)
Chairman Emeritus, Carnival Corporation

Maks Birnbach (1920-2007)
Director Emeritus, Carnival Corporation

A. Kirk Lanterman
Chairman Emeritus,
Holland America Line Inc.

Meshulam Zonis
Director Emeritus, Carnival Corporation

Horst Rahe
Life President of AIDA Cruises

**The Lord Sterling of
Plaistow GCVO, CBE**
Life President of P&O Cruises

OTHER INFORMATION

Corporate Headquarters
Carnival Corporation
Carnival Place
3655 N.W. 87th Avenue
Miami, Florida 33178-2428 U.S.A.
305-599-2600

Registered Office
Carnival plc
Carnival House
5 Gainsford Street
London, SE1 2NE UK
+44 20 7940 5381

**Independent Registered
Certified Public Accounting Firm**
PricewaterhouseCoopers LLP
1441 Brickell Avenue, Suite 1100
Miami, Florida 33131-2330 U.S.A.

**Registrars, Stock Transfer Agents and
Dividend Reinvestment Plan
Administrators**
Carnival Corporation
Computershare Investor Services
P.O. Box 43078
Providence, Rhode Island 02940-3078
U.S.A.
800-568-3476

Carnival plc
Equiniti
Aspect House, Spencer Road
Lancing, West Sussex BN99 6BE UK
0870 609 4532 (UK)
+44 121 415 7107 (Outside UK)

Legal Counsels
Paul, Weiss, Rifkind, Wharton &
Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064 U.S.A.

Freshfields Bruckhaus Deringer
65 Fleet Street
London EC4Y 1HS UK

Other Shareholder Information
Copies of our joint Annual Report on Form 10-K, joint Quarterly Reports on Form 10-Q, joint Current Reports on Form 8-K, Carnival plc Annual Accounts and all amendments to those reports, press releases, and other documents, as well as information on our cruise brands are available through our website at www.carnivalcorp.com or www.carnivalplc.com.

You may also obtain copies of this information by contacting our investor relations department at our corporate headquarters or registered office. Our chief executive, chief operating and chief financial officers have furnished the Sections 302 and 906 certifications required by the U.S. Securities and Exchange Commission in our joint Annual Report on Form 10-K. In addition, our chief executive officer has certified to the NYSE that he is not aware of any violation by us of NYSE corporate governance listing standards.

1 Audit Committee
2 Compensation Committee
3 Executive Committee
4 Health, Environmental, Safety & Security Committee
5 Nominating & Governance Committee



CARNIVAL
CORPORATION & PLC

END

CARNIVAL CORPORATION & PLC

Carnival Place 3665 N.W. 87th Avenue Miami Florida 33178-2428 U.S.A www.carnivalcorp.com
Carnival House 5 Gainsford Street London SE1 2NE UK www.carnivalplc.com